UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2014

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-5, Otemachi 1-chome

Chiyoda-ku, Tokyo 100-8176

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 30, 2014

Mizuho Financial Group, Inc.

By:	/s/ Hideyuki Takahashi
Name:	Hideyuki Takahashi
Title:	Deputy President / Group CFO

The following is an English translation of excerpt regarding Basel capital adequacy disclosure and relevant information released in our Japanese language disclosure material published in January 2014. The capital adequacy disclosure and other financial information included herein are based on Japanese GAAP pursuant to Japanese regulatory requirements.

In this report, “we,” “us,” and “our” refer to Mizuho Financial Group, Inc. and, unless the context indicates otherwise, its consolidated subsidiaries. “Mizuho Financial Group” refers to Mizuho Financial Group, Inc.

Status of Capital Adequacy

Former Mizuho Bank, Ltd. and former Mizuho Corporate Bank, Ltd. merged as of July 1, 2013 with former Mizuho Corporate Bank being the surviving entity, which changed the trade name to Mizuho Bank, Ltd.

The figures for Mizuho Bank, Ltd. disclosed herein maintain the following unless indicated otherwise:

•	The figures for the six months ended September 30, 2013 are calculated under the Basel III International Standard.

•

The figures for the six months ended September 30, 2012 include both figures of former Mizuho Bank, Ltd. and former Mizuho Corporate Bank, Ltd. calculated under the Basel II Domestic Standard and Basel II International Standard, respectively.

Capital adequacy ratio highlights

The Basel Framework, based on the “International Convergence of Capital Measurement and Capital Standards: A Revised Framework” issued by the Basel Committee on Banking Supervision, requires the disclosure of capital adequacy information to ensure the enhanced effectiveness of market discipline. Our disclosure is made under the “Matters Separately Prescribed by the Commissioner of the Financial Services Agency Regarding Capital Adequacy Conditions, etc. pursuant to Article 19-2, Paragraph 1, Item 5, Subitem (d), etc. of the Ordinance for Enforcement of the Banking Law (Ministry of Finance Ordinance No. 10 of 1982)” (the FSA Notice No. 15 of 2007).

We have adopted (a) the advanced internal ratings-based approach as a method to calculate the amount of credit risk weighted assets and (b) the advanced measurement approach as a method to calculate the amount equivalent to the operational risk.

We calculate capital adequacy ratios based on the revised FSA Notices (“Standards for Determining the Status of Capital Adequacy for banks, in accordance with Banking Law Article 14-2” (the FSA Notice No. 19 of 2006), as amended, and “Standards for Determining the Status of Capital Adequacy for bank holding companies, in accordance with Banking Law Article 52-25” (the FSA Notice No. 20 of 2006), as amended (the “FSA Notice No. 20”)) from the fiscal year ended March 31, 2013.

The tables for the six months ended September 30, 2012 and 2013, set forth under the heading “Status of Capital Adequacy,” are calculated based on the Basel II (Figures for former Mizuho Bank are calculated under the domestic standard. Figures for Mizuho Financial Group, former Mizuho Corporate Bank and Mizuho Trust & Banking are calculated under the international standard.) and Basel III Framework, respectively.

■ Capital adequacy ratio highlights

Mizuho Financial Group (Consolidated)

(Billions of yen)
As of September 30, 2012
(Basel II)
Consolidated capital adequacy ratio (International standard)	15.45%
Tier 1 capital ratio	12.68%
Tier 1 capital	6,290.6
Tier 2 capital	1,769.9
Deductions for total risk-based capital	395.4
Total risk-based capital	7,665.1
Risk weighted assets	49,603.9

(Billions of yen)
As of September 30, 2013
(Basel III)
Total capital ratio (International standard)	14.98%
Tier 1 capital ratio	11.70%
Common equity Tier 1 capital ratio	8.78%
Total capital	8,806.6
Tier 1 capital	6,881.2
Common equity Tier 1 capital	5,166.6
Risk weighted assets	58,789.0

(Reference)

Former Mizuho Bank (Consolidated)

(Billions of yen)
As of September 30, 2012
(Basel II)
Consolidated capital adequacy ratio (Domestic standard)	15.35%
Tier 1 capital ratio	11.26%
Tier 1 capital	2,389.6
Tier 2 capital	980.7
Deductions for total risk-based capital	112.9
Total risk-based capital	3,257.4
Risk weighted assets	21,208.5

Former Mizuho Corporate Bank (Consolidated)

(Billions of yen)
As of September 30, 2012
(Basel II)
Consolidated capital adequacy ratio (International standard)	17.94%
Tier 1 capital ratio	15.79%
Tier 1 capital	4,363.4
Tier 2 capital	732.3
Deductions for total risk-based capital	139.0
Total risk-based capital	4,956.8
Risk weighted assets	27,623.6

Mizuho Bank (Consolidated)

(Billions of yen)
As of September 30, 2013
(Basel III)
Total capital ratio (International standard)	16.34%
Tier 1 capital ratio	12.91%
Common equity Tier 1 capital ratio	10.45%
Total capital	8,514.7
Tier 1 capital	6,726.9
Common equity Tier 1 capital	5,448.7
Risk weighted assets	52,097.7

Former Mizuho Bank (Non-Consolidated)

(Billions of yen)
As of September 30, 2012
(Basel II)
Non-consolidated capital adequacy ratio (Domestic standard)	15.38%
Tier 1 capital ratio	11.30%
Tier 1 capital	2,330.6
Tier 2 capital	980.2
Deductions for total risk-based capital	138.3
Total risk-based capital	3,172.5
Risk weighted assets	20,621.0

Former Mizuho Corporate Bank (Non-Consolidated)

(Billions of yen)
As of September 30, 2012
(Basel II)
Non-consolidated capital adequacy ratio (International standard)	20.37%
Tier 1 capital ratio	16.27%
Tier 1 capital	4,057.0
Tier 2 capital	1,060.2
Deductions for total risk-based capital	40.5
Total risk-based capital	5,076.6
Risk weighted assets	24,922.2

Mizuho Bank (Non-Consolidated)

(Billions of yen)
As of September 30, 2013
(Basel III)
Total capital ratio (International standard)	16.57%
Tier 1 capital ratio	12.93%
Common equity Tier 1 capital ratio	10.43%
Total capital	8,492.7
Tier 1 capital	6,626.1
Common equity Tier 1 capital	5,346.9
Risk weighted assets	51,231.4

Mizuho Trust & Banking (Consolidated)

(Billions of yen)
As of September 30, 2012
(Basel II)
Consolidated capital adequacy ratio (International standard)	17.80%
Tier 1 capital ratio	14.21%
Tier 1 capital	331.6
Tier 2 capital	87.0
Deductions for total risk-based capital	3.2
Total risk-based capital	415.5
Risk weighted assets	2,333.6

(Billions of yen)
As of September 30, 2013
(Basel III)
Total capital ratio (International standard)	18.63%
Tier 1 capital ratio	14.46%
Common equity Tier 1 capital ratio	14.46%
Total capital	482.8
Tier 1 capital	374.8
Common equity Tier 1 capital	374.8
Risk weighted assets	2,591.8

Mizuho Trust & Banking (Non-consolidated)

(Billions of yen)
As of September 30, 2012
(Basel II)
Non-consolidated capital adequacy ratio (International standard)	18.09%
Tier 1 capital ratio	14.47%
Tier 1 capital	333.7
Tier 2 capital	86.6
Deductions for total risk-based capital	3.0
Total risk-based capital	417.3
Risk weighted assets	2,306.5

(Billions of yen)
As of September 30, 2013
(Basel III)
Total capital ratio (International standard)	18.69%
Tier 1 capital ratio	14.53%
Common equity Tier 1 capital ratio	14.53%
Total capital	479.1
Tier 1 capital	372.5
Common equity Tier 1 capital	372.5
Risk weighted assets	2,562.6

Status of Mizuho Financial Group’s consolidated capital adequacy

■ Scope of consolidation

(1) Scope of consolidation for calculating consolidated capital adequacy ratio

(A) Difference from the companies included in the scope of consolidation based on consolidation rules for preparation of consolidated financial statements (the “scope of accounting consolidation”)

None as of September 30, 2012 and 2013

(B) Number of consolidated subsidiaries

	As of September 30, 2012	As of September 30, 2013
Consolidated subsidiaries	148	161

Our major consolidated subsidiaries (and their main businesses) are Mizuho Bank, Ltd. (banking business), Mizuho Trust & Banking Co., Ltd. (trust business and banking business) and Mizuho Securities Co., Ltd. (securities business).

(C) Corporations providing financial services for which Article 9 of the FSA Notice No. 20 is applicable

None as of September 30, 2012 and 2013.

(D) Companies that are in the bank holding company’s corporate group but not included in the scope of accounting consolidation and companies that are not in the bank holding company’s corporate group but included in the scope of accounting consolidation

None as of September 30, 2012 and 2013.

(E) Restrictions on transfer of funds or capital within the bank holding company’s corporate group

None as of September 30, 2012 and 2013.

■ Composition of capital

(2) Composition of capital, etc.

(A) Composition of capital disclosure

(As of September 30, 2012 (Basel II))

Summary table of consolidated capital adequacy ratio (International standard)

			(Billions of yen)
			As of September 30, 2012
Tier 1 capital	Common stock and preferred stock		2,254.9

	Non-cumulative perpetual preferred stock		—

	Advance payment for new shares		—
	Capital surplus		1,109.5
	Retained earnings		1,513.8
	Less: Treasury stock		4.7
	Advance payment for treasury stock		—
	Less: Dividends (estimate), etc		76.3
	Less: Unrealized losses on other securities		21.8
	Foreign currency translation adjustments		(103.9)
	Stock acquisition rights		2.7

	Minority interest in consolidated subsidiaries		1,760.1

	Preferred securities issued by overseas SPCs		1,682.0

	Less: Goodwill equivalent		59.0
	Less: Intangible fixed assets recognized as a result of a merger		36.6
	Less: Capital increase due to securitization transactions		4.0
	Less: 50% of excess of expected losses relative to eligible reserves by banks adopting internal ratings-based approach		43.9
	Total of Tier 1 capital before deduction of deferred tax assets (total of the above items)		6,290.6
	Deduction for deferred tax assets		—

	Total	(A)	6,290.6

	Preferred securities with a step-up interest rate provision	(B)	524.0
	Ratio to Tier 1 = (B) / (A) X 100		8.32%

Tier 2 capital	45% of unrealized gains on other securities		—
	45% of revaluation reserve for land		101.7
	General reserve for possible losses on loans		4.6
	Excess of eligible reserves relative to expected losses by banks adopting internal ratings-based approach		—

	Debt capital, etc.		1,663.5

	Perpetual subordinated debt and other debt capital		256.6
	Dated subordinated debt and redeemable preferred stock		1,406.9

	Total		1,769.9

	Tier 2 capital included as qualifying capital	(C)	1,769.9

Tier 3 capital	Short-term subordinated debt		—

	Tier 3 capital included as qualifying capital	(D)	—

Deductions for total risk-based capital	Deductions for total risk-based capital	(E)	395.4

Total risk-based capital	(A) + (C) + (D) – (E)	(F)	7,665.1

Risk weighted assets	Credit risk-weighted assets	(G)	44,696.6

	On-balance-sheet items		37,340.3
	Off-balance-sheet items		7,356.3

	Market risk equivalent assets [(I)/8%]	(H)	2,022.3
	(Reference) Market risk equivalent	(I)	161.7
	Operational risk equivalent assets [(K)/8%]	(J)	2,884.9
	(Reference) Operational risk equivalent	(K)	230.7
	Adjusted amount for credit risk-weighted assets	(L)	—
	Adjusted amount for operational risk equivalent	(M)	—

	Total [(G) + (H) + (J) + (L) +(M)]	(N)	49,603.9

Consolidated capital adequacy ratio (International standard) = (F) / (N) X 100			15.45%

Tier 1 capital ratio = (A) / (N) X 100			12.68%

Notes:

1.	The above figures are calculated based on the International standard applied on a consolidated basis under the FSA Notice No. 20.

2.	As it is not possible to break down Mizuho Financial Group’s common stock and preferred stock according to classes of stock, non-cumulative perpetual preferred stock is not stated separately from capital.

3.	In calculating the consolidated capital adequacy ratio, we underwent an examination following the procedures agreed with Ernst & Young ShinNihon LLC, on the basis of “Treatment in implementing examination by agreed-upon procedures for calculating capital adequacy ratio” (Industry Committee Practical Guideline No. 30 of the Japanese Institute of Certified Public Accountants). Note that this is not a part of the accounting audit performed on our consolidated financial statements. This consists of an examination under agreed-upon procedures performed by Ernst & Young ShinNihon LLC on a portion of the internal control structure concerning the calculation of the capital adequacy ratio and a report of the results to us. As such, they do not represent an opinion regarding the capital adequacy ratio itself nor the internal controls related to the calculation of the capital adequacy ratio.

4.	The amount of net deferred tax assets was ¥420.4 billion and the maximum amount of deferred tax assets that can be recorded without diminishing the amount of Tier 1 capital for the purpose of calculating capital adequacy ratio was ¥1,258.1 billion.

5.	The “adjusted amount for credit risk-weighted assets” is the amount obtained by multiplying (i) 12.5 by (ii) the excess, if any, of the required capital under the foundation internal ratings-based approach multiplied by the rate prescribed in the FSA Notice No. 20 over the required capital under the advanced internal ratings-based approach; and the “adjusted amount for operational risk equivalent” is the amount obtained by multiplying (i) 12.5 by (ii) the excess, if any, of the required capital under the basic indicator approach multiplied by the rate prescribed in the FSA Notice No. 20 over the required capital under the advanced measurement approach.

(As of September 30, 2013 (Basel III))

Composition of capital disclosure (International standard)

			(Millions of yen)
			As of September 30, 2013
				Amounts excluded under transitional arrangements	Basel III template
Common equity Tier 1 capital: instruments and reserves	(1)
Directly issued qualifying common share capital plus related stock surplus and retained earnings			5,085,365	/	1a+2-1c-26
of which: capital and stock surplus			3,033,410	/	1a
of which: retained earnings			2,131,675	/	2
of which: treasury stock (-)			3,846	/	1c
of which: national specific regulatory adjustments (earnings to be distributed) (-)			75,873	/	26
of which: other than above			—	/
Subscription rights to common shares			1,733	/	1b
Accumulated other comprehensive income and other disclosed reserves			—	793,929	3
Common share capital issued by subsidiaries and held by third parties (amount allowed in group CET1)			10,853	/	5
Total of items included in common equity Tier 1 capital: instruments and reserves subject to phase-out arrangements			68,743	/
of which: amount allowed in group CET1 capital subject to phase-out arrangements on common share capital issued by subsidiaries and held by third parties			68,743	/
Common equity Tier 1 capital: instruments and reserves	(A	)	5,166,696	/	6
Common equity Tier 1 capital: regulatory adjustments	(2)
Total intangible assets (net of related tax liability, excluding those relating to mortgage servicing rights)			—	403,637	8+9
of which: goodwill (net of related tax liability, including those equivalent)			—	129,776	8
of which: other intangibles other than goodwill and mortgage servicing rights (net of related tax liability)			—	273,861	9
Deferred tax assets that rely on future profitability excluding those arising from temporary differences (net of related tax liability)			—	21,472	10
Deferred gains or losses on derivatives under hedge accounting			—	(4,990)	11
Shortfall of eligible provisions to expected losses			—	1,420	12
Securitization gain on sale			—	3,570	13
Gains and losses due to changes in own credit risk on fair valued liabilities			—	310	14
Defined-benefit pension fund net assets (prepaid pension costs)			—	279,816	15
Investments in own shares (excluding those reported in the net assets section)			—	431	16
Reciprocal cross-holdings in common equity			—	—	17

			(Millions of yen)
			As of September 30, 2013
				Amounts excluded under transitional arrangements	Basel III template
Investments in the capital of banking, financial and insurance entities that are outside the scope of regulatory consolidation, net of eligible short positions, where the bank does not own more than 10% of the issued share capital (amount above the 10% threshold)			—	240,043	18
Amount exceeding the 10% threshold on specified items			—	—	19+20+21
of which: significant investments in the common stock of financials			—	—	19
of which: mortgage servicing rights			—	—	20
of which: deferred tax assets arising from temporary differences (net of related tax liability)			—	—	21
Amount exceeding the 15% threshold on specified items			—	—	22
of which: significant investments in the common stock of financials			—	—	23
of which: mortgage servicing rights			—	—	24
of which: deferred tax assets arising from temporary differences (net of related tax liability)			—	—	25
Regulatory adjustments applied to common equity Tier 1 due to insufficient additional Tier 1 and Tier 2 to cover deductions			—	/	27
Common equity Tier 1 capital: regulatory adjustments	(B	)	—	/	28
Common equity Tier 1 capital (CET1)
Common equity Tier 1 capital (CET1) ((A)-(B))	(C	)	5,166,696	/	29
Additional Tier 1 capital: instruments	(3)
Directly issued qualifying additional Tier 1 instruments plus related stock surplus of which: classified as equity under applicable accounting standards and the breakdown			—	/	31a	30
Subscription rights to additional Tier 1 instruments			—	/	31b	30
Directly issued qualifying additional Tier 1 instruments plus related stock surplus of which: classified as liabilities under applicable accounting standards			—	/	32	30
Qualifying additional Tier 1 instruments plus related stock surplus issued by special purpose vehicles and other equivalent entities			—	/		30
Additional Tier 1 instruments issued by subsidiaries and held by third parties (amount allowed in group AT1)			13,330	/	34-35
Eligible Tier 1 capital instruments subject to phase-out arrangements included in additional Tier 1 capital: instruments			1,874,825	/	33+35
of which: directly issued capital instruments subject to phase out from additional Tier 1			1,874,825	/	33
of which: instruments issued by subsidiaries subject to phase out			—	/	35
Total of items included in additional Tier 1 capital: instruments subject to phase-out arrangements			(72,440)	/
of which: foreign currency translation adjustments			(72,440)	/
Additional Tier 1 capital: instruments	(D	)	1,815,716	/	36
Additional Tier 1 capital: regulatory adjustments
Investments in own additional Tier 1 instruments			—	—	37
Reciprocal cross-holdings in additional Tier 1 instruments			—	—	38
Investments in the capital of banking, financial and insurance entities that are outside the scope of regulatory consolidation, net of eligible short positions, where the bank does not own more than 10% of the issued common share capital of the entity (amount above 10% threshold)			—	1,393	39
Significant investments in the capital of banking, financial and insurance entities that are outside the scope of regulatory consolidation (net of eligible short positions)			—	95,232	40
Total of items included in additional Tier 1 capital: regulatory adjustments subject to phase-out arrangements			101,186	/
of which: goodwill equivalent			63,533	/
of which: intangible fixed assets recognized as a result of a merger			33,208	/
of which: capital increase due to securitization transactions			3,570	/
of which: 50% of excess of expected losses relative to eligible reserves by banks adopting internal ratings-based approach			873	/
Regulatory adjustments applied to additional Tier 1 due to insufficient Tier 2 to cover deductions			—	/	42
Additional Tier 1 capital: regulatory adjustments	(E	)	101,186	/	43

			(Millions of yen)
			As of September 30, 2013
				Amounts excluded under transitional arrangements	Basel III template
Additional Tier 1 capital (AT1)
Additional Tier 1 capital ((D)-(E))	(F	)	1,714,529	/	44
Tier 1 capital (T1 = CET1 + AT1)
Tier 1 capital (T1 = CET1 + AT1) ((C)+(F))	(G	)	6,881,225	/	45
Tier 2 capital: instruments and provisions	(4)
Directly issued qualifying Tier 2 instruments plus related stock surplus of which: classified as equity under applicable accounting standards and the breakdown			—	/	46
Subscription rights to Tier 2 instruments			—	/	46
Directly issued qualifying Tier 2 instruments plus related stock surplus of which: classified as liabilities under applicable accounting standards			—	/	46
Tier 2 instruments plus related stock surplus issued by special purpose vehicles and other equivalent entities			—	/	46
Tier 2 instruments issued by subsidiaries and held by third parties (amount allowed in group Tier 2)			5,344	/	48-49
Eligible Tier 2 capital instruments subject to phase-out arrangements included in Tier 2: instruments and provisions			1,518,354	/	47+49
of which: directly issued capital instruments subject to phase out from Tier 2			158,441	/	47
of which: instruments issued by subsidiaries subject to phase out			1,359,913	/	49
Total of general allowance for loan losses and eligible provisions included in Tier 2			5,336	/	50
of which: general allowance for loan losses			5,336	/	50a
of which: eligible provisions			—	/	50b
Total of items included in Tier 2 capital: instruments and provisions subject to phase-out arrangements			566,150	/
of which: 45% of unrealized gains on other securities			465,838	/
of which: 45% of revaluation reserve for land			100,312	/
Tier 2 capital: instruments and provisions	(H	)	2,095,186	/	51
Tier 2 capital: regulatory adjustments
Investments in own Tier 2 instruments			—	—	52
Reciprocal cross-holdings in Tier 2 instruments			—	—	53
Investments in the capital of banking, financial and insurance entities that are outside the scope of regulatory consolidation, net of eligible short positions, where the bank does not own more than 10% of the issued common share capital of the entity (amount above the 10% threshold)			—	197,376	54
Significant investments in the capital banking, financial and insurance entities that are outside the scope of regulatory consolidation (net of eligible short positions)			—	—	55
Total of items included in Tier 2 capital: regulatory adjustments subject to phase-out arrangements			169,765	/
of which: investments in the capital banking, financial and insurance entities			168,891	/
of which: 50% of excess of expected losses relative to eligible reserves by banks adopting internal ratings-based approach			873	/
Tier 2 capital: regulatory adjustments	(I	)	169,765	/	57
Tier 2 capital (T2)
Tier 2 capital (T2) ((H)-(I))	(J	)	1,925,420	/	58
Total capital (TC = T1 + T2)
Total capital (TC = T1 + T2) ((G) + (J))	(K	)	8,806,646	/	59

		(Millions of yen)
		As of September 30, 2013
			Amounts excluded under transitional arrangements	Basel III template
Risk weighted assets	(5)
Total of items included in risk weighted assets subject to phase-out arrangements		1,082,719	/
of which: intangible assets (net of related tax liability, excluding those relating to mortgage servicing rights)		240,652	/
of which: deferred tax assets that rely on future profitability excluding those arising from temporary differences (net of related tax liability)		21,472	/
of which: defined-benefit pension fund net assets (prepaid pension costs)		279,816	/
of which: investments in the capital banking, financial and insurance entities		540,777	/
Risk weighted assets	(L )	58,789,066	/	60
Capital ratio (consolidated)
Common equity Tier 1 capital ratio (consolidated) ((C)/(L))		8.78%	/	61
Tier 1 capital ratio (consolidated) ((G)/(L))		11.70%	/	62
Total capital ratio (consolidated) ((K)/(L))		14.98%	/	63
Regulatory adjustments	(6)
Non-significant investments in the capital of other financials that are below the thresholds for deduction (before risk weighting)		518,583	/	72
Significant investments in the common stock of financials that are below the thresholds for deduction (before risk weighting)		166,097	/	73
Mortgage servicing rights that are below the thresholds for deduction (before risk weighting)		—	/	74
Deferred tax assets arising from temporary differences that are below the thresholds for deduction (before risk weighting)		343,863	/	75
Provisions included in Tier 2 capital: instruments and provisions	(7)
Provisions (general allowance for loan losses)		5,336	/	76
Cap on inclusion of provisions (general allowance for loan losses)		53,142	/	77
Provisions eligible for inclusion in Tier 2 in respect of exposures subject to internal ratings-based approach (prior to application of cap) (if the amount is negative, report as “nil”)		—	/	78
Cap for inclusion of provisions in Tier 2 under internal ratings-based approach		274,952	/	79
Capital instruments subject to phase-out arrangements	(8)
Current cap on AT1 instruments subject to phase-out arrangements		1,874,825	/	82
Amount excluded from AT1 due to cap (excess over cap after redemptions and maturities) (if the amount is negative, report as “nil”)		167,483	/	83
Current cap on T2 instruments subject to phase-out arrangements		1,518,354	/	84
Amount excluded from T2 due to cap (excess over cap after redemptions and maturities) (if the amount is negative, report as “nil”)		45,905	/	85

Notes:

1.	The above figures are calculated based on International standard applied on a consolidated basis under the FSA Notice No. 20.

2.	In calculating the consolidated capital adequacy ratio, we underwent an examination following the procedures agreed with Ernst & Young ShinNihon LLC, on the basis of “Treatment in implementing examination by agreed-upon procedures for calculating capital adequacy ratio” (Industry Committee Practical Guideline No. 30 of the Japanese Institute of Certified Public Accountants). Note that this is not a part of the accounting audit performed on our consolidated financial statements. This consists of an examination under agreed-upon procedures performed by Ernst & Young ShinNihon LLC on a portion of the internal control structure concerning the calculation of the capital adequacy ratio and a report of the results to us. As such, they do not represent an opinion regarding the capital adequacy ratio itself nor the internal controls related to the calculation of the capital adequacy ratio.

(B) Explanation of (A) Composition of capital disclosure (As of September 30, 2013)

Reconciliation between “Consolidated balance sheet” and items of consolidated balance sheet and “Composition of capital disclosure”

	(Millions of yen)
	Consolidated balance sheet as in published financial statements	Cross-reference to Appended	Reference # of Basel III template under the Composition of capital
Items	Amount	template	disclosure
(Assets)
Cash and due from banks	18,133,429
Call loans and bills purchased	361,000
Receivables under resale agreements	12,157,183
Guarantee deposits paid under securities borrowing transactions	5,586,262
Other debt purchased	2,978,895
Trading assets	13,942,483	6-a
Money held in trust	128,874
Securities	46,601,342	2-b, 6-b
Loans and bills discounted	67,435,232	6-c
Foreign exchange assets	1,338,201
Derivatives other than for trading assets	3,318,853	6-d
Other assets	5,058,186	3, 6-e
Tangible fixed assets	906,531
Intangible fixed assets	488,626	2-a
Deferred tax assets	147,872	4-a
Customers’ liabilities for acceptances and guarantees	4,211,350
Reserves for possible losses on loans	(645,063)
Reserve for possible losses on investments	(28)

Total assets	182,149,236

(Liabilities)
Deposits	86,720,758
Negotiable certificates of deposit	14,916,975
Call money and bills sold	5,608,146
Payables under repurchase agreements	20,494,636
Guarantee deposits received under securities lending transactions	7,306,493
Commercial paper	619,956
Trading liabilities	7,169,893	6-f
Borrowed money	9,360,535	8-a
Foreign exchange liabilities	233,507
Short-term bonds	568,197
Bonds and notes	5,131,982	8-b
Due to trust accounts	1,253,759
Derivatives other than for trading liabilities	3,463,391	6-g
Other liabilities	6,715,045
Reserve for bonus payments	36,325
Reserve for employee retirement benefits	40,659
Reserve for director and corporate auditor retirement benefits	1,323
Reserve for possible losses on sales of loans	346
Reserve for contingencies	19,111
Reserve for reimbursement of deposits	16,654
Reserve for reimbursement of debentures	47,588
Reserves under special laws	1,049
Deferred tax liabilities	29,470	4-b
Deferred tax liabilities for revaluation reserve for land	81,455	4-c
Acceptances and guarantees	4,211,350

Total liabilities	174,048,615

(Net assets)
Common stock and preferred stock	2,254,972	1-a
Capital surplus	1,109,508	1-b
Retained earnings	2,132,117	1-c
Treasury stock	(3,846)	1-d

Total shareholders’ equity	5,492,751

Net unrealized gains (losses) on other securities	729,899
Deferred gains or losses on hedges	(4,990)	5
Revaluation reserve for land	141,461
Foreign currency translation adjustments	(72,440)

Total accumulated other comprehensive income	793,929		3

Stock acquisition rights	1,733		1b
Minority interests	1,812,207	7

Total net assets	8,100,621

Total liabilities and net assets	182,149,236

Note:

The regulatory scope of consolidation is the same as the accounting scope of consolidation.

Appended template

1. Shareholders’ equity

(1) Consolidated balance sheet	(Millions of yen)
Consolidated balance sheet items	Amount	Remarks	Ref.
Common stock and preferred stock	2,254,972	Including eligible Tier 1 capital instruments subject to phase-out arrangements	1-a
Capital surplus	1,109,508	Including eligible Tier 1 capital instruments subject to phase-out arrangements	1-b
Retained earnings	2,132,117		1-c
Treasury stock	(3,846)		1-d
Total shareholders’ equity	5,492,751

(2) Composition of capital	(Millions of yen)
Composition of capital disclosure	Amount	Remarks	Basel III template
Directly issued qualifying common share capital plus related stock surplus and retained earnings	5,161,238	Shareholders’ equity attributable to common shares (before adjusting national specific regulatory adjustments (earnings to be distributed))
of which: capital and stock surplus	3,033,410		1a
of which: retained earnings	2,131,675		2
of which: treasury stock (-)	3,846		1c
of which: other than above	—
Directly issued qualifying additional Tier 1 instruments plus related stock surplus of which: classified as equity under applicable accounting standards and the breakdown	—	Shareholders’ equity attributable to preferred shares with a loss absorbency clause upon entering into effective bankruptcy	31a

2. Intangible fixed assets

(1) Consolidated balance sheet	(Millions of yen)
Consolidated balance sheet items	Amount	Remarks	Ref.
Intangible fixed assets	488,626		2-a
Securities	46,601,342		2-b
of which: share of goodwill of companies accounted for using the equity method	66,243	Share of goodwill of companies accounted for using the equity method
Income taxes related to above	(151,231)

(2) Composition of capital	(Millions of yen)
Composition of capital disclosure	Amount	Remarks	Basel III template
Goodwill (net of related tax liability, including those equivalent)	129,776		8
Other intangibles other than goodwill and mortgage servicing rights (net of related tax liability)	273,861	Software and other	9
Mortgage servicing rights (net of related tax liability)	—
Amount exceeding the 10% threshold on specified items	—		20
Amount exceeding the 15% threshold on specified items	—		24
Mortgage servicing rights that are below the thresholds for deduction (before risk weighting)	—		74

3. Defined-benefit pension fund net assets (prepaid pension costs)

(1) Consolidated balance sheet	(Millions of yen)
Consolidated balance sheet items	Amount	Remarks	Ref.
Other assets	5,058,186		3
of which: defined-benefit pension fund net assets (prepaid pension costs)	434,232
Income taxes related to above	(154,415)

(2) Composition of capital	(Millions of yen)
Composition of capital disclosure	Amount	Remarks	Basel III template
Defined-benefit pension fund net assets (prepaid pension costs)	279,816		15

4. Deferred tax assets

(1) Consolidated balance sheet	(Millions of yen)
Consolidated balance sheet items	Amount	Remarks	Ref.
Deferred tax assets	147,872		4-a
Deferred tax liabilities	29,470		4-b
Deferred tax liabilities for revaluation reserve for land	81,455		4-c
Tax effects on intangible fixed assets	151,231
Tax effects on defined-benefit pension fund net assets (prepaid pension costs)	154,415

(2) Composition of capital	(Millions of yen)
Composition of capital disclosure	Amount	Remarks	Basel III template
Deferred tax assets that rely on future profitability excluding those arising from temporary differences (net of related tax liability)	21,472	This item does not agree with the amount reported on the consolidated balance sheet due to offsetting of assets and liabilities.	10
Deferred tax assets that rely on future profitability arising from temporary differences (net of related tax liability)	343,863	This item does not agree with the amount reported on the consolidated balance sheet due to offsetting of assets and liabilities.
Amount exceeding the 10% threshold on specified items	—		21
Amount exceeding the 15% threshold on specified items	—		25
Deferred tax assets arising from temporary differences that are below the thresholds for deduction (before risk weighting)	343,863		75

5. Deferred gains or losses on derivatives under hedge accounting

(1) Consolidated balance sheet	(Millions of yen)
Consolidated balance sheet items	Amount	Remarks	Ref.
Deferred gains or losses on hedges	(4,990)		5

(2) Composition of capital	(Millions of yen)
Composition of capital disclosure	Amount	Remarks	Basel III template
Deferred gains or losses on derivatives under hedge accounting	(4,990)		11

6. Items associated with investments in the capital of financial institutions

(1) Consolidated balance sheet	(Millions of yen)
Consolidated balance sheet items	Amount	Remarks	Ref.
Trading assets	13,942,483	Including trading account securities and derivatives for trading assets	6-a
Securities	46,601,342		6-b
Loans and bills discounted	67,435,232	Including subordinated loans	6-c
Derivatives other than for trading assets	3,318,853		6-d
Other assets	5,058,186	Including money invested	6-e
Trading liabilities	7,169,893	Including trading account securities sold	6-f
Derivatives other than for trading liabilities	3,463,391		6-g

(2) Composition of capital	(Millions of yen)
Composition of capital disclosure	Amount	Remarks	Basel III template
Investments in own capital instruments	431
Common equity Tier 1 capital	431		16
Additional Tier 1 capital	—		37
Tier 2 capital	—		52
Reciprocal cross-holdings in the capital of banking, financial and insurance entities	—
Common equity Tier 1 capital	—		17
Additional Tier 1 capital	—		38
Tier 2 capital	—		53
Investments in the capital of banking, financial and insurance entities that are outside the scope of regulatory consolidation, net of eligible short positions, where the bank does not own more than 10% of the issued share capital (amount above 10% threshold)	957,397
Common equity Tier 1 capital	240,043		18
Additional Tier 1 capital	1,393		39
Tier 2 capital	197,376		54
Non-significant investments in the capital of other financials that are below the thresholds for deduction (before risk weighting)	518,583		72
Significant investments in the capital of banking, financial and insurance entities that are outside the scope of regulatory consolidation, net of eligible short positions	261,330
Amount exceeding the 10% threshold on specified items	—		19
Amount exceeding the 15% threshold on specified items	—		23
Additional Tier 1 capital	95,232		40
Tier 2 capital	—		55
Significant investments in the common stock of financials that are below the thresholds for deduction (before risk weighting)	166,097		73

7. Minority interests

(1) Consolidated balance sheet	(Millions of yen)
Consolidated balance sheet items	Amount	Remarks	Ref.
Minority interests	1,812,207		7

(2) Composition of capital	(Millions of yen)
Composition of capital disclosure	Amount	Remarks	Basel III template
Common share capital issued by subsidiaries and held by third parties (amount allowed in group CET1)	10,853	After reflecting amounts eligible for inclusion (minority interest after adjustments)	5
Qualifying additional Tier 1 instruments plus related stock surplus issued by special purpose vehicles and other equivalent entities	—	After reflecting amounts eligible for inclusion (minority interest after adjustments)	30-31ab-32
Additional Tier 1 instruments issued by subsidiaries and held by third parties (amount allowed in group AT1)	13,330	After reflecting amounts eligible for inclusion (minority interest after adjustments)	34-35
Tier 2 instruments plus related stock surplus issued by special purpose vehicles and other equivalent entities	—	After reflecting amounts eligible for inclusion (minority interest after adjustments)	46
Tier 2 instruments issued by subsidiaries and held by third parties (amount allowed in group Tier 2)	5,344	After reflecting amounts eligible for inclusion (minority interest after adjustments)	48-49

8. Other capital instruments

(1) Consolidated balance sheet	(Millions of yen)
Consolidated balance sheet items	Amount	Remarks	Ref.
Borrowed money	9,360,535		8-a
Bonds and notes	5,131,982		8-b
Total	14,492,518

(2) Composition of capital	(Millions of yen)
Composition of capital disclosure	Amount	Remarks	Basel III template
Directly issued qualifying additional Tier 1 instruments plus related stock surplus of which: classified as liabilities under applicable accounting standards	—		32
Directly issued qualifying Tier 2 instruments plus related stock surplus of which: classified as liabilities under applicable accounting standards	—		46

Note:

Amounts in the “Composition of capital disclosure” are based on those before considering amounts under transitional arrangements and include “Amounts excluded under transitional arrangements” disclosed in “(A) Composition of capital disclosure” as well as amounts included as regulatory capital. In addition, items for regulatory purposes under transitional arrangements are excluded from this table.

■ Risk-based capital

(3) Required capital by portfolio classification

	(Billions of yen)
	As of September 30, 2012		As of September 30, 2013
	EAD	Required capital	EAD	Required capital
Credit risk	166,822.4	4,652.9	177,690.7	5,101.8

Internal ratings-based approach	158,854.6	4,388.3	170,214.0	4,534.3
Corporate (except specialized lending)	51,567.2	2,485.8	56,949.4	2,404.8
Corporate (specialized lending)	2,431.3	234.6	2,808.1	251.8
Sovereign	73,138.6	57.5	78,035.9	71.8
Bank	5,741.5	112.8	6,114.9	151.9
Retail	13,626.9	631.2	13,548.3	612.5
Residential mortgage	10,474.4	421.2	10,379.5	401.7
Qualifying revolving loan	351.1	31.5	400.1	34.3
Other retail	2,801.2	178.3	2,768.7	176.4
Equities	2,887.5	305.8	4,292.3	472.7
PD/LGD approach	856.6	86.5	1,212.5	132.1
Market-based approach (simple risk weight method)	244.2	67.8	413.3	109.9
Market-based approach (internal models approach)	—	—	—	—
Transitional measure applied	1,786.7	151.5	2,666.4	230.6
Regarded-method exposure	1,279.6	271.1	1,435.2	299.3
Purchase receivables	1,711.8	55.5	1,650.2	52.4
Securitizations	3,582.5	68.4	2,920.4	46.8
Others	2,887.3	165.1	2,458.8	169.8

Standardized approach	7,967.7	264.5	7,476.7	340.1
Sovereign	4,009.3	3.4	2,265.8	5.4
Bank	1,152.2	24.7	1,524.1	38.3
Corporate	2,188.3	172.9	3,173.8	239.6
Residential mortgage	—	—	—	—
Securitizations	43.2	29.0	23.9	11.2
Others	574.5	34.2	488.9	45.4

CVA risk	n.a.	n.a.	n.a.	210.6

Central counterparty-related	n.a.	n.a.	n.a.	16.6

Market risk	n.a.	161.7	n.a.	227.8

Standardized approach	n.a.	62.9	n.a.	70.0
Interest rate risk	n.a.	36.1	n.a.	39.9
Equities risk	n.a.	14.9	n.a.	21.8
Foreign exchange risk	n.a.	7.2	n.a.	7.2
Commodities risk	n.a.	4.5	n.a.	1.1
Option transactions	n.a.	—	n.a.	—

Internal models approach	n.a.	98.8	n.a.	157.7

Operational risk	n.a.	230.7	n.a.	241.7

Advanced measurement approach	n.a.	190.8	n.a.	186.4

Basic indicator approach	n.a.	39.9	n.a.	55.3

Total required capital (consolidated)	n.a.	3,968.3	n.a.	4,703.1

Notes:

1.	EAD: Exposure at default.

2.	PD: Probability of default.

3.	LGD: Loss given default.

4.	Required capital: For credit risk, the sum of (i) 8% of credit risk-weighted assets, (ii) expected losses and (iii) deductions from capital. For market risk, the market risk equivalent amount. For operational risk, the operational risk equivalent amount.

5.	Total required capital (consolidated): 8% of the denominator of the capital adequacy ratio.

6.	The major exposures included in each portfolio classification of internal ratings-based approach are as follows:

Corporate (except specialized lending)	Credits to corporations and sole proprietors (excluding credits to retail customers)

Corporate (specialized lending)	Credits which limit interest and principal repayment sources to cash flow derived from specific real estate, chattel, businesses, etc, including real estate non-recourse loan, ship finance and project finance, etc.

Sovereign	Credits to central governments, central banks and local governmental entities

Bank	Credits to banks and securities companies, etc.

Retail	Housing loans (residential mortgage), credit card loans (qualifying revolving retail loan) and other individual consumer loans and loans to business enterprises with total credit amount of less than ¥100 million, etc. (other retail).

Equities

Capital stock, preferred securities, perpetual subordinated debt, etc. (excluding trading assets)

The transitional measure (Article 13 of supplementary provision of the FSA Notice No. 20) applies to those held from September 30, 2004 or earlier, and others are applied either the PD/LGD approach or the market-based approach.

Regarded-method exposure	Investment trusts and funds, etc.

Purchase receivables	Receivables purchased from third parties excluding securities (excluding securitizations)

Securitizations	Transactions in the form of “non-recourse” and having a “senior/subordinated structure,” etc. (excluding specialized lending).

7.	With the start of the application of Basel III, we recognized credit risk-weighted assets in relation to CVA risk and central counterparty-related exposure (Article 130, Paragraph 1(c) and (d) of the FSA Notice No. 20) as of September 30, 2013.

8.	EAD calculated using the standardized approach for credit risk represents the amount before the deduction of specific reserve for possible losses on loans, reserve for possible losses on loans to restructuring countries and partial direct write-offs.

■ Credit risk

(4) Credit risk exposure, etc.

We exclude regarded-method exposure and securitization exposure from the amount of credit risk exposure.

The outstanding balance is based on exposure at default.

No significant difference exists between period-end credit risk position and the average credit risk position during the twelve months ended September 30, 2012 and 2013.

— Status of credit risk exposure

(A) Breakdown by geographical area

	(Billions of yen)
	As of September 30, 2012
	Loans, commitments and other non-derivative off-balance-sheet exposures	Securities	Derivatives	Others	Total
Domestic	75,531.2	36,449.4	1,733.8	8,261.7	121,976.3

Overseas	17,350.0	9,277.3	2,052.3	3,336.4	32,016.0

Asia	4,596.7	1,120.2	141.1	852.4	6,710.6
Central and South America	2,239.0	149.0	217.0	6.3	2,611.5
North America	5,914.4	6,786.7	578.4	1,868.4	15,148.0
Eastern Europe	26.0	—	0.7	15.7	42.6
Western Europe	3,147.1	1,088.2	985.9	463.7	5,685.0
Other areas	1,426.6	133.0	128.9	129.5	1,818.1

Total	92,881.3	45,726.7	3,786.1	11,598.1	153,992.4

Exempt portion	n.a.	n.a.	n.a.	n.a.	7,924.5

	(Billions of yen)
	As of September 30, 2013
	Loans, commitments and other non-derivative off-balance-sheet exposures	Securities	Derivatives	Others	Total
Domestic	74,130.8	35,174.0	1,236.4	16,928.9	127,470.3

Overseas	22,420.0	8,853.1	2,114.2	5,000.5	38,388.0

Asia	6,488.5	1,509.7	224.6	1,285.0	9,507.9
Central and South America	2,424.5	145.8	144.8	557.6	3,272.8
North America	7,850.0	5,689.7	566.1	2,523.4	16,629.3
Eastern Europe	31.0	—	0.2	7.8	39.1
Western Europe	3,615.5	1,215.0	1,042.4	514.1	6,387.2
Other areas	2,010.3	292.7	135.8	112.4	2,551.3

Total	96,550.8	44,027.1	3,350.7	21,929.5	165,858.3

Exempt portion	n.a.	n.a.	n.a.	n.a.	7,452.7

Notes:

1.	Exempt portion represents the amount before the deduction of specific reserve for possible losses on loans, reserve for possible losses on loans to restructuring countries and partial direct write-offs, calculated using the standardized approach for business units and asset classes that are immaterial for the purpose of calculating credit risk-weighted assets.

2.	Exposure to non-Japanese residents is included in “Overseas.”

3.	“Others” include cash, deposits, call loans, other debt purchased, money held in trust, foreign exchange assets, other assets, etc.

(B) Breakdown by industry

	(Billions of yen)
	As of September 30, 2012
	Loans, commitments and other non-derivative off-balance-sheet exposures	Securities	Derivatives	Others	Total
Manufacturing	14,092.6	1,801.4	472.8	241.5	16,608.4
Construction	1,331.2	176.0	17.5	3.3	1,528.0
Real estate	6,831.7	426.9	57.5	33.0	7,349.2
Service industries	3,626.0	2,825.7	123.3	46.6	6,621.7
Wholesale and retail	7,476.9	567.2	414.0	503.2	8,961.5
Finance and insurance	9,885.3	2,506.1	1,918.6	1,182.7	15,492.9
Individuals	11,907.8	—	0.1	14.4	11,922.4
Other industries	15,994.7	6,002.3	736.3	5,478.9	28,212.4
Japanese Government; Bank of Japan	21,734.8	31,420.7	45.6	4,094.2	57,295.5

Total	92,881.3	45,726.7	3,786.1	11,598.1	153,992.4

Exempt portion	n.a.	n.a.	n.a.	n.a.	7,924.5

	(Billions of yen)
	As of September 30, 2013
	Loans, commitments and other non-derivative off-balance-sheet exposures	Securities	Derivatives	Others	Total
Manufacturing	15,417.6	2,221.5	329.8	553.6	18,522.6
Construction	1,313.5	183.3	9.2	32.3	1,538.5
Real estate	7,090.4	459.5	53.6	17.3	7,621.0
Service industries	3,731.4	416.5	79.1	40.3	4,267.4
Wholesale and retail	7,645.8	676.8	172.8	928.4	9,424.1
Finance and insurance	10,644.7	2,708.5	2,033.1	1,655.8	17,042.2
Individuals	11,960.6	—	0.2	11.5	11,972.4
Other industries	18,489.8	7,914.4	647.8	6,191.8	33,244.0
Japanese Government; Bank of Japan	20,256.7	29,446.3	24.6	12,498.0	62,225.8

Total	96,550.8	44,027.1	3,350.7	21,929.5	165,858.3

Exempt portion	n.a.	n.a.	n.a.	n.a.	7,452.7

Notes:

1.	Exempt portion represents the amount before the deduction of specific reserve for possible losses on loans, reserve for possible losses on loans to restructuring countries and partial direct write-offs, calculated using the standardized approach for business units and asset classes that are immaterial for the purpose of calculating credit risk-weighted assets.

2.	“Others” include cash, deposits, call loans, other debt purchased, money held in trust, foreign exchange assets, other assets, etc.

(C) Breakdown by residual contractual maturity

	(Billions of yen)
	As of September 30, 2012
	Loans, commitments and other non-derivative off-balance-sheet exposures	Securities	Derivatives	Others	Total
Less than one year	28,438.1	11,400.3	477.5	2,195.6	42,511.7
From one year to less than three years	13,030.5	11,010.2	1,607.0	48.5	25,696.3
From three years to less than five years	11,707.1	12,627.1	845.3	4.3	25,183.9
Five years or more	28,273.8	7,782.1	782.6	0.0	36,838.6
Other than above	11,431.5	2,907.0	73.5	9,349.6	23,761.7

Total	92,881.3	45,726.7	3,786.1	11,598.1	153,992.4

Exempt portion	n.a.	n.a.	n.a.	n.a.	7,924.5

	(Billions of yen)
	As of September 30, 2013
	Loans, commitments and other non-derivative off-balance-sheet exposures	Securities	Derivatives	Others	Total
Less than one year	28,741.0	10,761.1	496.4	3,465.3	43,464.0
From one year to less than three years	14,502.3	10,533.9	1,586.6	415.3	27,038.2
From three years to less than five years	13,871.4	11,673.8	643.7	12.7	26,201.7
Five years or more	24,425.2	6,764.3	623.8	4.5	31,818.1
Other than above	15,010.8	4,293.8	—	18,031.5	37,336.1

Total	96,550.8	44,027.1	3,350.7	21,929.5	165,858.3

Exempt portion	n.a.	n.a.	n.a.	n.a.	7,452.7

Notes:

1.	Exempt portion represents the amount before the deduction of specific reserve for possible losses on loans, reserve for possible losses on loans to restructuring countries and partial direct write-offs, calculated using the standardized approach for business units and asset classes that are immaterial for the purpose of calculating credit risk-weighted assets.

2.	“Others” include cash, deposits, call loans, other debt purchased, money held in trust, foreign exchange assets, other assets, etc.

— Status of exposure past due three months or more or in default

(D) Breakdown by geographical area

	(Billions of yen)
	As of September 30, 2012
	Loans, commitments and other non-derivative off-balance-sheet exposures	Securities	Derivatives	Others	Total
Domestic	1,340.1	17.5	78.6	53.6	1,489.9

Overseas	241.0	0.5	24.7	10.6	277.0
Asia	44.5	0.0	0.7	3.1	48.4
Central and South America	103.7	0.0	15.1	0.0	118.9
North America	7.0	0.5	0.2	5.1	13.0
Eastern Europe	0.3	—	—	—	0.3
Western Europe	62.7	—	8.3	1.5	72.6
Other areas	22.5	—	0.2	0.7	23.4

Total	1,581.2	18.1	103.3	64.2	1,766.9

Exempt portion	n.a.	n.a.	n.a.	n.a.	1.1

	(Billions of yen)
	As of September 30, 2013
	Loans, commitments and other non-derivative off-balance-sheet exposures	Securities	Derivatives	Others	Total
Domestic	1,089.0	15.9	15.5	39.8	1,160.3

Overseas	315.3	0.8	29.8	10.6	356.7
Asia	42.0	0.0	0.6	3.8	46.5
Central and South America	178.1	0.0	21.0	0.1	199.3
North America	5.1	0.8	—	2.9	8.9
Eastern Europe	0.4	—	—	—	0.4
Western Europe	63.4	0.0	8.0	3.7	75.2
Other areas	26.0	—	0.0	0.0	26.1

Total	1,404.3	16.8	45.4	50.4	1,517.1

Exempt portion	n.a.	n.a.	n.a.	n.a.	3.6

Notes:

1.	Exempt portion represents the amount before the deduction of specific reserve for possible losses on loans, reserve for possible losses on loans to restructuring countries and partial direct write-offs, calculated using the standardized approach for business units and asset classes that are immaterial for the purpose of calculating credit risk-weighted assets.

2.	Exposure to non-Japanese residents is included in “Overseas.”

3.	“Others” include deposits, call loans, other debt purchased, money held in trust, foreign exchange assets, other assets, etc.

(E) Breakdown by industry

	(Billions of yen)
	As of September 30, 2012
	Loans, commitments and other non-derivative off-balance-sheet exposures	Securities	Derivatives	Others	Total
Manufacturing	330.6	4.7	33.6	16.4	385.5
Construction	51.3	2.7	0.2	1.0	55.3
Real estate	260.0	7.3	0.0	0.6	268.0
Service industries	173.7	1.3	5.8	5.3	186.3
Wholesale and retail	237.3	1.0	39.4	27.0	304.9
Finance and insurance	28.8	0.2	2.9	6.9	39.0
Individuals	225.2	—	0.0	1.3	226.6
Other industries	273.9	0.5	21.1	5.4	301.1

Total	1,581.2	18.1	103.3	64.2	1,766.9

Exempt portion	n.a.	n.a.	n.a.	n.a.	1.1

	(Billions of yen)
	As of September 30, 2013
	Loans, commitments and other non-derivative off-balance-sheet exposures	Securities	Derivatives	Others	Total
Manufacturing	285.0	6.1	5.3	12.8	309.2
Construction	44.2	2.8	0.0	0.7	47.8
Real estate	173.5	3.6	0.0	0.3	177.5
Service industries	139.2	1.8	5.2	4.0	150.3
Wholesale and retail	197.3	1.2	7.6	20.9	227.2
Finance and insurance	24.0	0.3	2.9	5.0	32.2
Individuals	189.4	—	—	1.2	190.6
Other industries	351.4	0.7	24.1	5.4	381.8

Total	1,404.3	16.8	45.4	50.4	1,517.1

Exempt portion	n.a.	n.a.	n.a.	n.a.	3.6

Notes:

1.	Exempt portion represents the amount before the deduction of specific reserve for possible losses on loans, reserve for possible losses on loans to restructuring countries and partial direct write-offs, calculated using the standardized approach for business units and asset classes that are immaterial for the purpose of calculating credit risk-weighted assets.

2.	“Others” include deposits, call loans, other debt purchased, money held in trust, foreign exchange assets, other assets, etc.

— Status of reserves for possible losses on loans

The amounts associated with regarded-method exposure and securitization exposure are excluded.

(F) Period-end balances of reserves for possible losses on loans and changes during the six-month period

  (after partial direct write-offs)

	(Billions of yen)
	As of, or for the six months ended, September 30, 2012	As of, or for the six months ended, September 30, 2013
General reserve for possible losses on loans
Beginning balance	447.5	503.0
Increase during the six-month period	440.5	433.3
Decrease during the six-month period	447.5	503.0
Ending balance	440.5	433.3

Specific reserve for possible losses on loans
Beginning balance	243.9	235.7
Increase during the six-month period	210.5	210.6
Decrease during the six-month period	243.9	235.7
Ending balance	210.5	210.6

Reserve for possible losses on loans to restructuring countries
Beginning balance	0.0	1.0
Increase during the six-month period	0.0	1.0
Decrease during the six-month period	0.0	1.0
Ending balance	0.0	1.0

Total
Beginning balance	691.5	739.8
Increase during the six-month period	651.0	645.0
Decrease during the six-month period	691.5	739.8
Ending balance	651.0	645.0

Note:

General reserve for possible losses on loans in the above table represents the amount recorded in our consolidated balance sheet, and the amounts associated with regarded-method exposure and securitization exposure are not excluded.

(G) Specific reserve for possible losses on loans by geographical area and industry

	(Billions of yen)
	As of March 31, 2012	As of September 30, 2012	Change
Domestic	187.4	172.0	(15.3)
Manufacturing	26.8	34.9	8.1
Construction	6.0	6.1	0.0
Real estate	20.3	20.8	0.4
Service industries	14.1	13.7	(0.3)
Wholesale and retail	39.7	38.8	(0.9)
Finance and insurance	0.8	0.1	(0.6)
Individuals	67.3	45.7	(21.5)
Other industries	12.0	11.6	(0.3)

Overseas	50.4	34.1	(16.3)

Exempt portion	6.0	4.3	(1.7)

Total	243.9	210.5	(33.4)

	(Billions of yen)
	As of March 31, 2013	As of September 30, 2013	Change
Domestic	171.3	139.1	(32.2)
Manufacturing	35.1	24.2	(10.8)
Construction	7.0	7.4	0.3
Real estate	24.9	11.5	(13.3)
Service industries	12.3	14.3	2.0
Wholesale and retail	38.2	33.6	(4.5)
Finance and insurance	0.1	0.0	(0.1)
Individuals	41.8	39.7	(2.0)
Other industries	11.6	7.9	(3.6)

Overseas	57.8	64.7	6.8

Exempt portion	6.4	6.7	0.2

Total	235.7	210.6	(25.1)

Note:

Exempt portion represents the amount calculated using the standardized approach for business units and asset classes that are immaterial for purposes of calculating credit risk-weighted assets.

(H) Write-offs of loans by industry

	(Billions of yen)
	For the six months ended September 30, 2012	For the six months ended September 30, 2013
Manufacturing	5.0	2.7
Construction	0.4	0.2
Real estate	0.4	0.5
Service industries	1.6	1.2
Wholesale and retail	2.2	4.0
Finance and insurance	0.0	0.1
Individuals	5.5	4.5
Other industries	3.9	2.2

Exempt portion	0.2	0.0

Total	19.6	15.8

Notes:

1.	The above table represents the breakdown of losses on write-offs of loans recorded in our consolidated statement of income after excluding the amounts associated with regarded-method exposure and securitization exposure.

2.	Exempt portion represents the amount calculated using the standardized approach for business units and asset classes that are immaterial for purposes of calculating credit risk-weighted assets.

3.	“Other industries” include overseas and non-Japanese resident portions.

— Status of exposure to which the standardized approach is applied

(I) Exposure by risk weight category after applying credit risk mitigation

	(Billions of yen)
	As of September 30, 2012
	On-balance sheet	Off-balance sheet	Total
				With external rating
Risk weight
0%	477.7	3,416.1	3,893.8	138.1
10%	74.0	0.9	75.0	—
20%	298.6	775.1	1,073.8	10.5
35%	—	—	—	—
50%	9.4	1.2	10.6	2.8
100%	2,073.2	797.8	2,871.1	28.8
150%	0.0	—	0.0	—
250%	—	—	—	—
350%	—	—	—	—
625%	—	0.0	0.0	—
937.5%	—	0.0	0.0	—
1,250%	—	0.0	0.0	—

Total	2,933.1	4,991.3	7,924.5	180.4

	(Billions of yen)
	As of September 30, 2013
	On-balance sheet	Off-balance sheet	Total
				With external rating
Risk weight
0%	1,420.1	687.1	2,107.2	233.0
10%	81.6	0.0	81.6	—
20%	385.0	896.6	1,281.7	14.7
35%	—	—	—	—
50%	48.4	15.1	63.5	45.7
100%	2,534.8	1,327.7	3,862.5	31.0
150%	0.1	0.1	0.2	0.1
250%	55.8	—	55.8	—
350%	—	—	—	—
625%	—	0.0	0.0	—
937.5%	—	0.0	0.0	—
1,250%	—	—	—	—

Total	4,525.9	2,926.7	7,452.7	324.6

Notes:

1.	The amounts in the above table are before the deduction of specific reserve for possible losses on loans, reserve for possible losses on loans to restructuring countries and partial direct write-offs.

2.	Off-balance-sheet exposure shows credit equivalent amount.

(J) Deduction from capital / amount of exposure to which a risk weight of 1,250% is applied

(Billions of yen)
As of September 30, 2012
Deduction from capital	26.3

As of September 30, 2013
Amount of exposure to which a risk weight of 1,250% is applied	8.6

— Status of exposure to which the internal ratings-based approach is applied

(K) Specialized lending exposure under supervisory slotting criteria by risk weight category

	(Billions of yen)
	As of September 30, 2012	As of September 30, 2013
Risk weight
50%	—	0.0
70%	9.0	11.5
90%	—	6.0
95%	115.2	89.2
115%	21.7	15.4
120%	18.1	—
140%	11.0	23.9
250%	153.5	119.0
Default	6.9	31.1

Total	335.6	296.5

(L) Equity exposure under simple risk weight method of market-based approach by risk weight category

	(Billions of yen)
	As of September 30, 2012	As of September 30, 2013
Risk weight
300%	177.2	346.7
400%	67.0	66.5

Total	244.2	413.3

Note:

Of the equity exposure under the simple risk weight method, a risk weight of 300% is applied for listed equities and 400% for unlisted equities.

(M) Portfolio by asset class and ratings segment (Corporate, etc.)

	(Billions of yen, except percentages)
	As of September 30, 2012
			EL	Risk
	PD	LGD	default	weight					Weighted
	(EAD	(EAD	(EAD	(EAD					average of
	weighted	weighted	weighted	weighted	EAD			Amount of	credit
	average) (%)	average) (%)	average) (%)	average) (%)	(Billions of yen)	On-balance sheet	Off-balance sheet	undrawn commitments	conversion factor (%)
Corporate	3.45	36.57	n.a.	43.73	55,061.6	41,467.5	13,594.0	10,760.8	75.10
Investment grade zone	0.09	38.20	n.a.	23.30	33,256.3	22,577.6	10,678.7	9,121.9	75.08
Non-investment grade zone	2.67	33.26	n.a.	77.40	20,482.4	17,689.2	2,793.2	1,630.5	75.21
Default	100.00	46.58	43.87	35.84	1,322.7	1,200.6	122.0	8.4	75.00

Sovereign	0.01	39.89	n.a.	0.95	73,404.0	55,405.4	17,998.5	302.8	75.11
Investment grade zone	0.00	39.89	n.a.	0.83	73,300.2	55,306.5	17,993.6	301.9	75.11
Non-investment grade zone	1.64	39.66	n.a.	84.65	101.6	96.8	4.7	0.8	75.00
Default	100.00	59.05	54.11	65.48	2.1	2.0	0.0	0.1	75.00

Bank	0.42	37.67	n.a.	21.75	5,789.2	3,022.7	2,766.5	332.6	75.29
Investment grade zone	0.08	37.55	n.a.	18.29	5,269.6	2,770.0	2,499.6	276.0	75.35
Non-investment grade zone	0.82	38.05	n.a.	57.30	503.6	239.7	263.9	56.5	75.00
Default	100.00	65.20	62.03	41.99	15.9	12.9	2.9	—	—

Equity exposure under PD/LGD approach	0.33	90.00	n.a.	122.59	856.6	856.6	—	—	—
Investment grade zone	0.06	90.00	n.a.	107.44	763.8	763.8	—	—	—
Non-investment grade zone	1.29	90.00	n.a.	250.35	91.6	91.6	—	—	—
Default	100.00	90.00	90.00	—	1.1	1.1	—	—	—

Total	1.43	38.76	n.a.	20.05	135,111.5	100,752.3	34,359.1	11,396.3	75.10
Investment grade zone	0.03	39.62	n.a.	9.01	112,590.0	81,418.0	31,172.0	9,699.8	75.09
Non-investment grade zone	2.62	33.65	n.a.	77.70	21,179.5	18,117.5	3,061.9	1,687.9	75.20
Default	100.00	46.86	44.15	35.93	1,341.9	1,216.8	125.1	8.5	75.00

	(Billions of yen, except percentages)
	As of September 30, 2013
			EL	Risk
	PD	LGD	default	weight					Weighted
	(EAD	(EAD	(EAD	(EAD					average of
	weighted	weighted	weighted	weighted	EAD			Amount of	credit
	average)	average)	average)	average)	(Billions of	On-balance	Off-balance	undrawn	conversion
	(%)	(%)	(%)	(%)	yen)	sheet	sheet	commitments	factor (%)
Corporate	2.69	35.55	n.a.	41.03	60,811.1	45,712.3	15,098.7	13,184.1	75.13
Investment grade zone	0.10	37.21	n.a.	25.99	39,730.7	27,181.8	12,548.9	11,334.6	75.13
Non-investment grade zone	2.64	31.71	n.a.	71.33	20,013.6	17,514.6	2,499.0	1,844.7	75.15
Default	100.00	45.65	43.17	32.83	1,066.6	1,015.8	50.7	4.7	75.00

Sovereign	0.01	38.39	n.a.	1.14	78,305.6	62,179.5	16,126.1	460.9	75.00
Investment grade zone	0.00	38.39	n.a.	1.03	78,193.7	62,072.7	16,121.0	457.6	75.00
Non-investment grade zone	1.33	37.44	n.a.	75.73	111.7	106.6	5.1	3.2	75.00
Default	100.00	61.99	57.54	58.94	0.0	0.0	—	—	—

Bank	0.42	36.00	n.a.	28.28	6,145.5	3,263.4	2,882.1	362.9	75.00
Investment grade zone	0.09	35.92	n.a.	24.89	5,606.7	2,965.5	2,641.1	272.4	75.00
Non-investment grade zone	0.94	35.91	n.a.	64.23	523.0	287.5	235.4	90.4	75.00
Default	100.00	67.23	64.22	39.88	15.7	10.2	5.4	—	—

Equity exposure under PD/LGD approach	0.38	90.00	n.a.	136.20	1,212.5	1,212.5	—	—	—
Investment grade zone	0.07	90.00	n.a.	123.79	1,112.0	1,112.0	—	—	—
Non-investment grade zone	2.05	90.00	n.a.	257.58	98.8	98.8	—	—	—
Default	100.00	90.00	n.a.	1,192.50	1.7	1.7	—	—	—

Total	1.14	37.54	n.a.	19.96	146,474.8	112,367.8	34,106.9	14,007.9	75.12
Investment grade zone	0.04	38.36	n.a.	11.16	124,643.3	93,332.2	31,311.1	12,064.7	75.12
Non-investment grade zone	2.59	32.13	n.a.	72.06	20,747.2	18,007.6	2,739.6	1,938.5	75.14
Default	100.00	46.04	43.48	34.77	1,084.1	1,027.9	56.2	4.7	75.00

Notes:

1.	Investment grade zone includes obligor ratings A1 through B2, non-investment grade zone includes C1 through E2 (excluding E2R), and default includes E2R through H1.

2.	“Corporate” does not include specialized lending exposure under supervisory slotting criteria.

3.	Each asset class includes purchased receivables.

4.	The commitments that can be terminated at any time without condition or terminated automatically are not included in the amount of undrawn commitments and weighted average of credit conversion factor.

5.	With the start of application of Basel III, regarding equity exposure under the PD/LGD approach, we recognized the risk-weighted assets by multiplying 1,250% by the expected loss (“EL”) as of September 30, 2013.

(Reference) Obligor ratings

Obligor ratings (major category)			Definition of ratings	Classification
A1–A3			Obligors whose certainty of debt fulfillment is very high, hence their level of credit risk is excellent.	Investment grade zone
B1–B2			Obligors whose certainty of debt fulfillment poses no problems for the foreseeable future, hence their level of credit risk is sufficient.
C1–C3			Obligors whose certainty of debt fulfillment and their level of credit risk pose no problems for the foreseeable future.
D1–D3			Obligors whose current certainty of debt fulfillment poses no problems, however, their resistance to future changes in business environment is low.	Non-investment grade zone
E1			Obligors who require close watching going forward because there are problems with their borrowing conditions, such as reduced or suspended interest payments, problems with fulfillment such as de facto postponements of principal or interest payments, or problems with their financial positions as a result of their poor or unstable business conditions.
E2
	R	*
F1			Obligors who are not yet bankrupt but are in financial difficulties and are deemed to be very likely to go bankrupt in the future because they are finding it difficult to make progress in implementing their management improvement plans (including obligors who are receiving ongoing support from financial institutions).	Default
G1			Obligors who have not yet gone legally or formally bankrupt but who are substantially bankrupt because they are in serious financial difficulties and are not deemed to be capable of restructuring.
H1			Obligors who have already gone bankrupt, from both a legal and/or formal perspective.

*	Obligors who have loans in need of monitoring (restructured loans and loans past due for three months or more) out of the obligors who require close watching going forward

(N) Portfolio by asset class and ratings segment (Retail)

	(Billions of yen, except percentages)
	As of September 30, 2012
	PD (EAD weighted	LGD (EAD weighted	EL default (EAD weighted	Risk weight (EAD weighted	EAD			Amount of	Weighted average of credit
	average) (%)	average) (%)	average) (%)	average) (%)	(Billions of yen)	On-balance sheet	Off-balance sheet	undrawn commitments	conversion factor (%)
Residential mortgage	2.81	42.10	n.a.	34.28	10,474.4	10,209.5	264.9	7.3	75.00
Non-default	0.82	41.96	n.a.	34.43	10,264.6	10,005.2	259.4	7.3	75.00
Default	100.00	49.00	46.95	27.09	209.8	204.2	5.5	—	—

Qualifying revolving loan (retail)	3.99	79.23	n.a.	73.11	351.1	239.2	111.8	1,413.6	7.91
Non-default	3.61	79.23	n.a.	73.24	349.7	238.1	111.6	1,411.7	7.91
Default	100.00	78.00	74.97	40.12	1.3	1.1	0.2	1.9	11.87

Other retail	5.60	52.59	n.a.	47.40	2,801.2	2,779.0	22.2	21.0	72.99
Non-default	1.77	52.77	n.a.	47.99	2,691.9	2,673.5	18.3	17.1	67.79
Default	100.00	48.14	45.66	32.81	109.3	105.4	3.8	3.9	95.75

Total	3.41	45.21	n.a.	37.98	13,626.9	13,227.8	399.0	1,442.1	9.21
Non-default	1.09	45.13	n.a.	38.19	13,306.4	12,917.0	389.4	1,436.2	8.97
Default	100.00	48.83	46.63	29.09	320.4	310.8	9.6	5.8	68.13

	(Billions of yen, except percentages)
	As of September 30, 2013
	PD (EAD weighted	LGD (EAD weighted	EL default (EAD weighted	Risk weight (EAD weighted	EAD			Amount of	Weighted average of credit
	average) (%)	average) (%)	average) (%)	average) (%)	(Billions of yen)	On-balance sheet	Off-balance sheet	undrawn commitments	conversion factor (%)
Residential mortgage	2.48	42.20	n.a.	34.20	10,379.5	10,147.2	232.2	13.7	75.00
Non-default	0.82	42.08	n.a.	34.34	10,204.9	9,977.1	227.8	13.7	75.00
Default	100.00	49.38	47.40	26.25	174.5	170.1	4.3	—	—

Qualifying revolving loan (retail)	3.72	78.81	n.a.	70.76	400.1	267.3	132.7	1,475.4	9.00
Non-default	3.42	78.82	n.a.	70.85	398.8	266.3	132.5	1,473.5	8.99
Default	100.00	75.92	72.75	41.99	1.2	1.0	0.2	1.8	12.57

Other retail	5.18	53.64	n.a.	49.72	2,768.7	2,749.6	19.0	19.7	72.15
Non-default	1.71	53.85	n.a.	50.37	2,671.0	2,655.6	15.4	15.9	66.64
Default	100.00	47.89	45.49	31.75	97.6	93.9	3.6	3.8	95.08

Total	3.07	45.62	n.a.	38.45	13,548.3	13,164.2	384.0	1,508.9	10.43
Non-default	1.07	45.55	n.a.	38.66	13,274.8	12,899.0	375.8	1,503.2	10.21
Default	100.00	48.97	46.83	28.29	273.4	265.1	8.2	5.6	68.54

Notes:

1.	Each asset class includes purchased receivables.

2.	The commitments that can be terminated at any time without condition or terminated automatically are not included in the amount of undrawn commitments and weighted average of credit conversion factor.

(O) Actual losses by asset class

	(Billions of yen)
	For the period from October 1, 2011 through September 30, 2012	For the period from October 1, 2012 through September 30, 2013
	Actual losses	Actual losses
Corporate	28.0	22.4
Sovereign	0.1	0.1
Bank	(4.7)	(2.7)
Residential mortgage	(12.0)	(0.1)
Qualifying revolving loan (retail)	0.3	0.6
Other retail	1.5	2.1

Total	13.2	22.5

Note:

Actual losses are the sum of the net increase (decrease) in the amount of partial direct write-offs, specific reserve for possible losses on loans and general reserve for possible losses on loans (for claims against special attention obligors or below), etc., as well as tax-qualified direct write-offs, losses from sales of non-performing loans, losses from debt forgiveness and losses from debt-equity swaps during the relevant period. Equity exposure under the PD/LGD approach is not included in the amount of actual losses.

<Analysis>

Actual losses of ¥22.5 billion in the period from October 1, 2012 through September 30, 2013 increased by ¥9.3 billion compared with the period from October 1, 2011 through September 30, 2012. This was due mainly to an increase in losses from residential mortgage exposure offset in part by a decrease in losses from corporate exposure.

(P) Comparison of estimated and actual losses by asset class

	(Billions of yen)
	For the period from October 1, 2007 through September 30, 2008			For the period from October 1, 2008 through September 30, 2009
	Estimated losses (expected losses as of September 30, 2007)			Estimated losses (expected losses as of September 30, 2008)
		After deduction of reserves	Actual losses		After deduction of reserves	Actual losses
Corporate	1,060.5	202.0	28.2	998.6	390.4	433.9
Sovereign	2.2	(9.3)	0.7	1.6	(10.7)	0.0
Bank	8.0	4.2	34.4	18.9	(18.4)	0.0
Residential mortgage	85.8	18.6	16.9	96.4	22.9	21.3
Qualifying revolving loan (retail)	7.4	2.5	0.0	8.0	3.1	2.2
Other retail	50.1	12.6	4.3	53.2	16.0	6.2

Total	1,214.3	230.7	84.8	1,176.9	403.3	463.9

	(Billions of yen)
	For the period from October 1, 2009 through September 30, 2010			For the period from October 1, 2010 through September 30, 2011
	Estimated losses (expected losses as of September 30, 2009)			Estimated losses (expected losses as of September 30, 2010)
		After deduction of reserves	Actual losses		After deduction of reserves	Actual losses
Corporate	1,377.8	503.2	45.2	1,151.1	406.3	41.1
Sovereign	4.1	(8.3)	0.3	1.4	(11.5)	0.2
Bank	42.7	5.6	(3.1)	32.0	3.9	0.0
Residential mortgage	107.8	26.5	36.6	143.2	38.8	13.3
Qualifying revolving loan (retail)	10.4	3.6	0.2	10.7	3.8	0.2
Other retail	54.6	15.8	22.4	78.6	25.1	4.6

Total	1,597.7	546.6	101.8	1,417.2	466.5	59.5

	(Billions of yen)
	For the period from October 1, 2011 through September 30, 2012			For the period from October 1, 2012 through September 30, 2013
	Estimated losses (expected losses as of September 30, 2011)			Estimated losses (expected losses as of September 30, 2012)
		After deduction of reserves	Actual losses		After deduction of reserves	Actual losses
Corporate	937.7	349.2	28.0	782.6	271.7	22.4
Sovereign	1.3	(11.8)	0.1	2.5	(10.8)	0.1
Bank	33.0	5.1	(4.7)	12.9	5.3	(2.7)
Residential mortgage	146.0	42.8	(12.0)	134.0	53.6	(0.1)
Qualifying revolving loan (retail)	10.7	3.6	0.3	11.0	3.7	0.6
Other retail	75.0	24.1	1.5	72.1	26.8	2.1

Total	1,203.9	413.3	13.2	1,015.2	350.5	22.5

Notes:

1.	Estimated losses after deduction of reserves are the amount after deductions of partial direct write-offs, specific reserves for possible losses on loans and general reserves for possible losses on loans (for claims against special attention obligors or below), etc., as of the beginning of each period. Equity exposure under the PD/LGD approach is not included in the amount of estimated losses.

2.	Actual losses are the sum of the net increase (decrease) in the amount of partial direct write-offs, specific reserves for possible losses on loans and general reserves for possible losses on loans (for claims against special attention obligors or below), etc., as well as tax-qualified direct write-offs, losses from sales of non-performing loans, losses from debt forgiveness and losses from debt-equity swaps during the relevant period. Equity exposure under the PD/LGD approach is not included in the amount of actual losses.

■ Methods for credit risk mitigation

(5) Credit risk mitigation by portfolio classification

The amounts of exposure to which the method of credit risk mitigation through collateral and guarantees is applied are as follows:

	(Billions of yen)
	As of September 30, 2012
	Financial collateral	Other collateral	Guarantees	Credit derivatives	Total
Internal ratings-based approach	2,324.7	4,758.1	5,109.5	41.2	12,233.6
Corporate	1,931.6	4,521.8	3,394.7	41.2	9,889.5
Sovereign	0.0	19.3	723.7	—	743.1
Bank	364.8	32.9	20.6	—	418.5
Retail	28.1	183.9	970.4	—	1,182.4
Residential mortgage	—	—	214.7	—	214.7
Qualifying revolving loan	—	—	0.3	—	0.3
Other retail	28.1	183.9	755.2	—	967.2
Others	—	—	—	—	—

Standardized approach	2,914.9	n.a.	—	—	2,914.9
Sovereign	2,891.9	n.a.	—	—	2,891.9
Bank	—	n.a.	—	—	—
Corporate	23.0	n.a.	—	—	23.0
Residential mortgage	—	n.a.	—	—	—
Securitizations	—	n.a.	—	—	—
Others	—	n.a.	—	—	—

Total	5,239.7	4,758.1	5,109.5	41.2	15,148.6

	(Billions of yen)
	As of September 30, 2013
	Financial collateral	Other collateral	Guarantees	Credit derivatives	Total
Internal ratings-based approach	2,463.9	4,856.7	6,559.6	44.6	13,925.0
Corporate	2,071.3	4,552.1	5,312.0	44.6	11,980.3
Sovereign	2.5	16.7	341.4	—	360.7
Bank	363.0	93.7	28.4	—	485.3
Retail	26.8	194.0	877.6	—	1,098.5
Residential mortgage	—	—	195.4	—	195.4
Qualifying revolving loan	—	—	0.2	—	0.2
Other retail	26.8	194.0	681.8	—	902.7
Others	—	—	—	—	—

Standardized approach	238.6	n.a.	28.0	—	266.6
Sovereign	200.0	n.a.	28.0	—	228.0
Bank	5.3	n.a.	—	—	5.3
Corporate	33.3	n.a.	—	—	33.3
Residential mortgage	—	n.a.	—	—	—
Securitizations	—	n.a.	—	—	—
Others	—	n.a.	—	—	—

Total	2,702.5	4,856.7	6,587.6	44.6	14,191.6

■ Counterparty risk in derivatives transactions and long-settlement transactions

(6) Status of counterparty risk in derivatives transactions and long-settlement transactions

(A) Status of derivatives transactions and long-settlement transactions

–Derivative transactions–

			(Billions of yen)
			As of September 30, 2012			As of September 30, 2013
Current exposure method			Gross replacement cost	Gross add-on	Credit equivalent amount	Gross replacement cost	Gross add-on	Credit equivalent amount
Foreign exchange-related transactions			1,807.1	1,817.5	3,624.7	1,873.5	2,418.0	4,291.6
Interest rate-related transactions			6,194.1	2,667.0	8,861.1	4,630.8	2,034.9	6,665.8
Gold-related transactions			—	—	—	—	—	—
Equity-related transactions			62.0	95.6	157.7	153.2	98.6	251.8
Transactions related to precious metals (other than gold)			—	—	—	17.3	70.8	88.2
Other commodity-related transactions			42.6	40.6	83.3	308.2	1,106.2	1,414.4
Credit derivatives transactions			93.2	313.0	406.2	58.0	249.7	307.8
Subtotal	(A	)	8,199.2	4,933.9	13,133.1	7,041.3	5,978.4	13,019.8
Netting benefits by close-out netting settlement contracts	(B	)	n.a.	n.a.	8,476.6	n.a.	n.a.	8,086.2
Subtotal	(C	)=(A)+(B)	n.a.	n.a.	4,656.5	n.a.	n.a.	4,933.6
Effect of credit risk mitigation by collateral	(D	)	n.a.	n.a.	449.1	n.a.	n.a.	600.5

Total	(C	)+(D)	n.a.	n.a.	4,207.3	n.a.	n.a.	4,333.0

Standardized method					Credit equivalent amount			Credit equivalent amount
Total					182.7			203.7

Note:

The current exposure method and standardized method are used as the method to calculate credit equivalent amounts.

–Long-settlement transactions–

	(Billions of yen)
	As of September 30, 2012			As of September 30, 2013
	Gross replacement cost	Gross add-on	Credit equivalent amount	Gross replacement cost	Gross add-on	Credit equivalent amount
Long-settlement transactions	0.5	0.8	1.4	3.2	1.7	5.0

Notes:

1.	The current exposure method is used as the method to calculate credit equivalent amounts.

2.	Neither the “netting benefits by close-out netting settlement contracts” nor the “effect of credit risk mitigation by collateral” applies to long-settlement transactions.

(B) Amounts of credit risk mitigation by type

		(Billions of yen)
		As of September 30, 2012	As of September 30, 2013
Financial collateral		39.0	26.4
Other collateral		83.6	37.9
Guarantees, others		18.1	16.9

Total		140.8	81.3

(C) Notional amount of credit derivatives subject to credit equivalent amount calculations
		(Billions of yen)
		As of September 30, 2012	As of September 30, 2013
		Notional amount	Notional amount
Credit derivatives type:
Credit default swap	Protection bought	2,652.4	2,185.5
	Protection sold	2,539.1	1,996.9

Total return swap	Protection bought	—	—
	Protection sold	—	—

Total	Protection bought	2,652.4	2,185.5
	Protection sold	2,539.1	1,996.9

Note: Credit derivatives used for credit risk mitigation are as follows:
		(Billions of yen)
		As of September 30, 2012	As of September 30, 2013
Credit derivatives used for credit risk mitigation		120.4	108.4

■ Securitization exposure

Certain securitization exposures were deducted from capital under Basel II as of September 30, 2012. With the start of application of Basel III, for these securitization exposures, a risk weight of 1,250% was applied for calculation of credit risk-weighted assets, and a risk weight of 100% was applied for calculation of market risk equivalent amounts, as of September 30, 2013.

(7) Quantitative disclosure items for securitization exposure

— Securitization exposure as originator (for calculation of credit risk-weighted assets)

(A) Information by type of underlying assets

	(Billions of yen)
	As of, or for the six months ended, September 30, 2012
	Credit cards	Residential mortgage loans	Auto loans	Lease payment receivables	Corporate	Real estate	Securitization products	Total
Traditional securitizations
Amount of underlying assets (a)	—	155.1	—	—	—	—	—	155.1
Default exposure	—	2.0	—	—	—	—	—	2.0
Losses during the six-month period	—	0.1	—	—	—	—	—	0.1
Amount of exposures securitized during the six-month period	—	—	—	—	—	—	—	—
Gains and losses recognized on sales during the six-month period	—	—	—	—	—	—	—	—
Securitization subject to early amortization treatment	—	—	—	—	—	—	—	—
Synthetic securitizations
Amount of underlying assets (b)	—	—	—	—	562.3	10.0	—	572.3
Default exposure	—	—	—	—	—	—	—	—
Losses during the six-month period	—	—	—	—	—	—	—	—
Amount of exposures securitized during the six-month period	—	—	—	—	—	—	—	—
Total amount of underlying assets (a)+(b)	—	155.1	—	—	562.3	10.0	—	727.4

	(Billions of yen)
	As of, or for the six months ended, September 30, 2013
	Credit cards	Residential mortgage loans	Auto loans	Lease payment receivables	Corporate	Real estate	Securitization products	Total
Traditional securitizations
Amount of underlying assets (a)	—	129.2	—	—	—	—	—	129.2
Default exposure	—	1.6	—	—	—	—	—	1.6
Losses during the six-month period	—	0.2	—	—	—	—	—	0.2
Amount of exposures securitized during the six-month period	—	—	—	—	—	—	—	—
Gains and losses recognized on sales during the six-month period	—	—	—	—	—	—	—	—
Securitization subject to early amortization treatment	—	—	—	—	—	—	—	—
Synthetic securitizations
Amount of underlying assets (b)	—	—	—	—	381.7	10.0	—	391.7
Default exposure	—	—	—	—	—	—	—	—
Losses during the six-month period	—	—	—	—	—	—	—	—
Amount of exposures securitized during the six-month period	—	—	—	—	—	—	—	—
Total amount of underlying assets (a)+(b)	—	129.2	—	—	381.7	10.0	—	521.0

Notes:

1.	Items that refer to “during the six-month period” show amounts accumulated during the six months ended September 30, 2012 and 2013.

2.	“Amount of underlying assets” and “Losses during the six-month period” include those related to, in addition to exposure originated by us, exposure to assets originated by other financial institutions if they are contained in the same securitization program.

3.	“Default exposure” and “Losses during the six-month period” with respect to synthetic securitization transactions are based on the definition of default as set forth in the respective transactions.

4.	Classification based on type of underlying assets is conducted according to the principal underlying asset type for each transaction.

5.	“Credit cards” include shopping credit receivables, card loans, etc.

6.	The effects of risk mitigation, in the context of calculating capital adequacy ratio, of transfers (hedges) of risk through synthetic securitization transactions are reflected in “Required capital” of “(B) Information of securitization exposure retained or purchased.”

7.	Of the securitization exposure retained or purchased whose risk has been transferred (hedged) through securitization schemes, we have categorized securitization exposure as investor if the risk transfer (hedge) effects are not reflected in the calculation of capital adequacy ratio, following the definition for classification of securitization exposure set forth in the FSA Notice No. 20, etc.

–Exposure intended to be securitized–

(Billions of yen)
As of September 30, 2012
	Credit cards	Residential mortgage loans	Auto loans	Lease payment receivables	Corporate	Real estate	Securitization products	Total
Exposure intended to be securitized	—	—	—	—	—	—	—	—

(Billions of yen)
As of September 30, 2013
	Credit cards	Residential mortgage loans	Auto loans	Lease payment receivables	Corporate	Real estate	Securitization products	Total
Exposure intended to be securitized	—	—	—	—	—	—	—	—

(B) Information of securitization exposure retained or purchased

–Exposure by type of underlying asset–

(Billions of yen)
As of September 30, 2012
	Credit cards	Residential mortgage loans	Auto loans	Lease payment receivables	Corporate	Real estate	Securitization products	Total
On-balance sheet	—	35.7	—	—	562.3	10.0	—	608.1
Exposure on resecuritizations	—	—	—	—	—	—	—	—
Off-balance sheet	—	—	—	—	—	—	—	—
Exposure on resecuritizations	—	—	—	—	—	—	—	—
Total	—	35.7	—	—	562.3	10.0	—	608.1
Exposure on resecuritizations	—	—	—	—	—	—	—	—
Exposure on securitizations deducted from capital	—	—	—	—	1.5	—	—	1.5
Exposure whose underlying assets are overseas assets	—	—	—	—	—	—	—	—

(Billions of yen)
As of September 30, 2013
	Credit cards	Residential mortgage loans	Auto loans	Lease payment receivables	Corporate	Real estate	Securitization products	Total
On-balance sheet	—	34.8	—	—	381.7	10.0	—	426.6
Exposure on resecuritizations	—	—	—	—	—	—	—	—
Off-balance sheet	—	—	—	—	—	—	—	—
Exposure on resecuritizations	—	—	—	—	—	—	—	—
Total	—	34.8	—	—	381.7	10.0	—	426.6
Exposure on resecuritizations	—	—	—	—	—	—	—	—
Exposure on securitizations to which a risk weight of 1,250% is applied	—	—	—	—	—	—	—	—
Exposure whose underlying assets are overseas assets	—	—	—	—	—	—	—	—

Notes:

1.	Classification based on type of underlying asset is conducted according to the principal underlying asset type for each transaction.

2.	“Credit cards” include shopping credit receivables, card loans, etc.

3.	“Exposure whose underlying assets are overseas assets” is classified based on the principal underlying asset type for each transaction.

4.	“Exposure on resecuritizations” as of both September 30, 2012 and 2013 are classified following Article 1, Paragraph 2-2 of the FSA Notice No. 20 (hereinafter the same).

–Exposure by risk weight category–

	(Billions of yen)
	As of September 30, 2012

	On-balance sheet	Exposure on resecuritizations	Off-balance sheet	Exposure on resecuritizations	Total	Exposure on resecuritizations
Risk weight
Up to 20%	514.5	—	—	—	514.5	—
Up to 50%	20.1	—	—	—	20.1	—
Up to 100%	36.7	—	—	—	36.7	—
Up to 250%	—	—	—	—	—	—
Up to 650%	26.1	—	—	—	26.1	—
Over 650%	9.1	—	—	—	9.1	—

Deduction from capital	1.5	—	—	—	1.5	—

Total	608.1	—	—	—	608.1	—

	(Billions of yen)
	As of September 30, 2013

	On-balance sheet	Exposure on resecuritizations	Off-balance sheet	Exposure on resecuritizations	Total	Exposure on resecuritizations
Risk weight
Up to 20%	337.2	—	—	—	337.2	—
Up to 50%	15.2	—	—	—	15.2	—
Up to 100%	34.8	—	—	—	34.8	—
Up to 250%	12.5	—	—	—	12.5	—
Up to 650%	22.6	—	—	—	22.6	—
Less than 1,250%	4.2	—	—	—	4.2	—
1,250%	—	—	—	—	—	—

Total	426.6	—	—	—	426.6	—

–Amount of required capital by risk weight category–
	(Billions of yen)
	As of September 30, 2012

	On-balance sheet	Exposure on resecuritizations	Off-balance sheet	Exposure on resecuritizations	Total	Exposure on resecuritizations
Risk weight
Up to 20%	3.1	—	—	—	3.1	—
Up to 50%	0.5	—	—	—	0.5	—
Up to 100%	1.9	—	—	—	1.9	—
Up to 250%	—	—	—	—	—	—
Up to 650%	0.3	—	—	—	0.3	—
Over 650%	0.0	—	—	—	0.0	—

Deduction from capital	—	—	—	—	—	—

Total	5.9	—	—	—	5.9	—

	(Billions of yen)
	As of September 30, 2013

	On-balance sheet	Exposure on resecuritizations	Off-balance sheet	Exposure on resecuritizations	Total	Exposure on resecuritizations
Risk weight
Up to 20%	2.0	—	—	—	2.0	—
Up to 50%	0.4	—	—	—	0.4	—
Up to 100%	1.6	—	—	—	1.6	—
Up to 250%	0.8	—	—	—	0.8	—
Up to 650%	0.8	—	—	—	0.8	—
Less than 1,250%	0.1	—	—	—	0.1	—
1,250%	—	—	—	—	—	—

Total	5.7	—	—	—	5.7	—

–Credit risk mitigation against exposure on resecuritizations–

(Billions of yen)
	As of September 30, 2012	As of September 30, 2013

Risk weight	—	—
Up to 20%	—	—
Up to 50%	—	—
Up to 100%	—	—
Up to 250%	—	—
Up to 650%	—	—
Over 650%	—	—

Total	—	—

Note:	The above table shows the exposure on resecuritizations based on the risk weight after taking into consideration the effect of method to mitigate credit risk.

–Capital increase due to securitization transactions–

	(Billions of yen)
	As of September 30, 2012
	Credit cards	Residential mortgage loans	Auto loans	Lease payment receivables	Corporate	Real estate	Securitization products	Total
Capital increase due to securitization transactions	—	2.9	—	—	—	—	—	2.9

	(Billions of yen)
	As of September 30, 2013
	Credit cards	Residential mortgage loans	Auto loans	Lease payment receivables	Corporate	Real estate	Securitization products	Total
Capital increase due to securitization transactions	—	2.1	—	—	—	—	—	2.1

–Credit risk-weighted assets calculated pursuant to Article 15 of Supplementary Provisions of the FSA Notice No. 20–

(Billions of yen)
	As of September 30, 2012	As of September 30, 2013
Credit risk-weighted assets calculated pursuant to Article 15 of Supplementary Provisions of the FSA Notice No. 20	—	—

— Securitization exposure as sponsor of securitization programs (ABCP/ABL) (for calculation of credit risk-weighted assets)

(C) Information by type of underlying assets

	(Billions of yen)
	As of, or for the six months ended, September 30, 2012
	Credit cards	Residential mortgage loans	Auto loans	Lease payment receivables	Account and note receivables	Real estate	Others	Total
Amount of underlying assets	75.9	—	88.2	83.4	408.0	—	15.5	671.3
Default exposure	—	—	—	—	9.3	—	—	9.3
Estimated loss amount related to underlying assets during the six-month period	0.2	—	0.6	0.1	5.5	—	0.0	6.6
Amount of exposures securitized during the six-month period	236.2	—	229.4	516.5	1,361.0	—	31.3	2,374.4

	(Billions of yen)
	As of, or for the six months ended, September 30, 2013
	Credit cards	Residential mortgage loans	Auto loans	Lease payment receivables	Account and note receivables	Real estate	Others	Total
Amount of underlying assets	73.5	—	19.4	71.3	447.6	—	65.6	677.7
Default exposure	—	—	—	—	6.7	—	—	6.7
Estimated loss amount related to underlying assets during the six-month period	0.6	—	0.1	0.1	4.2	—	0.2	5.3
Amount of exposures securitized during the six-month period	141.5	—	187.6	356.2	1,547.7	—	305.4	2,538.6

Notes:

1.	Items that refer to “during the six-month period” show amounts accumulated during the six months ended September 30, 2012 and 2013.

2.	Securitization exposure that is acquired in securitization of customer’s claims other than as sponsor (in the form of asset-backed securities, trust beneficiary rights and other transferable instruments) is categorized as securitization exposure as investor.

3.	The amount of default exposure is the amount of the underlying assets recognized as default in the calculation of capital adequacy ratio.

4.

Estimated loss amount related to underlying assets is based on the amount of the underlying assets as of the relevant date and the following parameters that are used in the calculation of capital adequacy ratio:

• parameters used in the calculation of required capital for an underlying asset when applying the supervisory formula (e.g., PD); and

• with respect to underlying assets classified as securitization exposure, the conservative application of risk weights used in the ratings-based approach.

5.	Classification based on type of underlying assets is conducted according to the principal underlying asset type for each transaction. Transactions that are difficult to classify are included under “Others.”

6.	“Credit cards” include shopping credit receivables, card loans, etc.

(D) Information of securitization exposure retained or purchased

–Exposure by type of underlying asset–

	(Billions of yen)
	As of September 30, 2012
	Credit cards	Residential mortgage loans	Auto loans	Lease payment receivables	Account and note receivables	Real estate	Others	Total
On-balance sheet	62.2	—	71.3	41.3	282.4	—	3.7	461.1
Exposure on resecuritizations	—	—	—	—	—	—	—	—
Off-balance sheet	75.4	—	56.9	33.9	183.9	—	21.3	371.6
Exposure on resecuritizations	—	—	—	—	—	—	—	—

Total	137.7	—	128.3	75.2	466.3	—	25.0	832.7

Exposure on resecuritizations	—	—	—	—	—	—	—	—
Exposure on securitizations deducted from capital	—	—	—	—	—	—	—	—
Exposure whose underlying assets are overseas assets	56.2	—	69.8	—	154.4	—	21.3	301.9

	(Billions of yen)
	As of September 30, 2013
	Credit cards	Residential mortgage loans	Auto loans	Lease payment receivables	Account and note receivables	Real estate	Others	Total
On-balance sheet	73.2	—	17.1	71.4	460.6	—	65.5	688.0
Exposure on resecuritizations	—	—	—	—	—	—	—	—
Off-balance sheet	52.1	—	42.1	0.0	142.0	—	7.5	243.9
Exposure on resecuritizations	—	—	—	—	—	—	—	—

Total	125.4	—	59.3	71.4	602.6	—	73.1	932.0

Exposure on resecuritizations	—	—	—	—	—	—	—	—
Exposure on securitizations to which a risk weight of 1,250% is applied	—	—	—	—	—	—	—	—
Exposure whose underlying assets are overseas assets	65.9	—	53.7	7.9	283.8	—	66.0	477.5

Notes:

1.	Securitization exposure retained or purchased includes unused portions of securitization programs that are subject to allocation of required capital.

2.	Classification based on type of underlying assets is conducted according to the principal underlying asset type for each transaction. Transactions that are difficult to classify are included under “Others.”

3.	Credit cards” include shopping credit receivables, card loans, etc.

4.	The classification of transactions of which the underlying assets are overseas assets is conducted according to the principal underlying assets of each transaction.

5.	“Exposure on resecuritizations” as of both September 30, 2012 and 2013 are classified following Article 1, Paragraph 2-2 of the FSA Notice No. 20 (hereinafter the same).

–Exposure by risk weight category–

	(Billions of yen)
	As of September 30, 2012

	On-balance sheet	Exposure on resecuritizations	Off-balance sheet	Exposure on resecuritizations	Total	Exposure on resecuritizations
Risk weight
Up to 20%	428.1	—	353.9	—	782.1	—
Up to 50%	30.2	—	17.4	—	47.7	—
Up to 100%	0.2	—	0.1	—	0.3	—
Up to 250%	2.4	—	—	—	2.4	—
Up to 650%	—	—	—	—	—	—
Over 650%	—	—	—	—	—	—

Deduction from capital	—	—	—	—	—	—

Total	461.1	—	371.6	—	832.7	—

	(Billions of yen)
	As of September 30, 2013

	On-balance sheet	Exposure on resecuritizations	Off-balance sheet	Exposure on resecuritizations	Total	Exposure on resecuritizations
Risk weight
Up to 20%	670.2	—	243.9	—	914.1	—
Up to 50%	10.3	—	—	—	10.3	—
Up to 100%	6.3	—	—	—	6.3	—
Up to 250%	1.1	—	—	—	1.1	—
Up to 650%	—	—	—	—	—	—
Less than 1,250%	—	—	—	—	—	—
1,250%	—	—	—	—	—	—

Total	688.0	—	243.9	—	932.0	—

–Amount of required capital by risk weight category–

	(Billions of yen)
	As of September 30, 2012

	On-balance sheet	Exposure on resecuritizations	Off-balance sheet	Exposure on resecuritizations	Total	Exposure on resecuritizations
Risk weight
Up to 20%	3.1	—	2.1	—	5.3	—
Up to 50%	0.6	—	0.3	—	1.0	—
Up to 100%	0.0	—	0.0	—	0.0	—
Up to 250%	0.2	—	—	—	0.2	—
Up to 650%	—	—	—	—	—	—
Over 650%	—	—	—	—	—	—

Deduction from capital	—	—	—	—	—	—

Total	4.0	—	2.6	—	6.6	—

	(Billions of yen)
	As of September 30, 2013

	On-balance sheet	Exposure on resecuritizations	Off-balance sheet	Exposure on resecuritizations	Total	Exposure on resecuritizations
Risk weight
Up to 20%	4.0	—	1.4	—	5.5	—
Up to 50%	0.3	—	—	—	0.3	—
Up to 100%	0.4	—	—	—	0.4	—
Up to 250%	0.1	—	—	—	0.1	—
Up to 650%	—	—	—	—	—	—
Less than 1,250%	—	—	—	—	—	—
1,250%	—	—	—	—	—	—

Total	4.9	—	1.4	—	6.4	—

–Credit risk mitigation against exposure on resecuritizations–

(Billions of yen)
	As of September 30, 2012	As of September 30, 2013
Risk weight
Up to 20%	—	—
Up to 50%	—	—
Up to 100%	—	—
Up to 250%	—	—
Up to 650%	—	—
Over 650%	—	—

Total	—	—

Note:

The above table shows the exposure on resecuritizations based on the risk weight after taking into consideration the effect of method to mitigate credit risk.

–Credit risk-weighted assets calculated pursuant to Article 15 of Supplementary Provisions of the FSA Notice No. 20–

(Billions of yen)
	As of September 30, 2012	As of September 30, 2013
Credit risk-weighted assets calculated pursuant to Article 15 of Supplementary Provisions of the FSA Notice No. 20	—	—

— Securitization exposure as investor (for calculation of credit risk-weighted assets)

(E) Information of securitization exposure retained or purchased

–Exposure by type of underlying asset–

	(Billions of yen)
	As of September 30, 2012
	Credit cards	Residential mortgage loans	Auto loans	Lease payment receivables	Corporate	Real estate	Others	Total
On-balance sheet	67.2	1,466.3	112.5	52.9	146.1	210.7	103.3	2,159.4
Exposure on resecuritizations	—	32.7	0.5	—	97.0	0.0	3.0	133.3
Off-balance sheet	—	—	9.3	10.9	—	0.6	4.5	25.4
Exposure on resecuritizations	—	—	—	—	—	—	—	—

Total	67.2	1,466.3	121.8	63.9	146.1	211.3	107.8	2,184.8

Exposure on resecuritizations	—	32.7	0.5	—	97.0	0.0	3.0	133.3
Exposure on securitizations deducted from capital	—	14.6	0.1	0.2	7.7	38.8	4.1	65.8
Exposure whose underlying assets are overseas assets	55.1	65.6	9.7	34.2	143.1	24.4	12.5	344.9

	(Billions of yen)
	As of September 30, 2013
	Credit cards	Residential mortgage loans	Auto loans	Lease payment receivables	Corporate	Real estate	Others	Total
On-balance sheet	60.2	1,091.7	38.5	52.2	46.1	91.4	165.0	1,545.5
Exposure on resecuritizations	—	25.2	0.5	—	24.9	—	59.2	109.9
Off-balance sheet	17.6	—	11.6	6.5	0.0	0.4	3.9	40.1
Exposure on resecuritizations	—	—	—	—	—	—	—	—

Total	77.8	1,091.7	50.2	58.7	46.1	91.9	168.9	1,585.7

Exposure on resecuritizations	—	25.2	0.5	—	24.9	—	59.2	109.9
Exposure on securitizations to which a risk weight of 1,250% is applied	—	1.5	0.2	1.2	0.3	18.9	0.6	23.1
Exposure whose underlying assets are overseas assets	71.1	53.4	5.3	36.3	46.0	25.2	94.9	332.5

Notes:

1.	Subordinated contributions for managed collateralized loan obligations (“CLO”), etc., are included in the above table as exposure as investor even when the assets underlying those CLOs, etc., include exposures that were originated by us. Our subordinated contributions for those managed CLOs, etc., were ¥0.6 billion as of September 30, 2012 (treated as deduction from capital for purpose of capital adequacy ratio calculation) and ¥0.8 billion as of September 30, 2013 (a risk weight of 1,250% was applied for purpose of capital adequacy ratio calculation) .

2.	Classification based on type of underlying assets is conducted according to the principal underlying asset type for each transaction. Transactions that are difficult to classify are included under “Others.”

3.	“Credit cards” include shopping credit receivables, card loans, etc.

4.	The classification of transactions of which the underlying assets are overseas assets is conducted according to the principal underlying assets of each transaction.

5.	Securitization exposure retained or purchased whose risk transfer (hedge) effects are reflected in the calculation of capital adequacy ratio is categorized as securitization exposure as originator.

6.	“Exposure on resecuritizations” as of both September 30, 2012 and 2013 are classified following Article 1, Paragraph 2-2 of the FSA Notice No. 20 (hereinafter the same).

–Exposure by risk weight category–

	(Billions of yen)
	As of September 30, 2012

	On-balance sheet	Exposure on resecuritizations	Off-balance sheet	Exposure on resecuritizations	Total	Exposure on resecuritizations
Risk weight
Up to 20%	1,804.9	48.9	9.3	—	1,814.2	48.9
Up to 50%	229.4	73.4	10.9	—	240.4	73.4
Up to 100%	43.5	0.5	—	—	43.5	0.5
Up to 250%	2.8	—	—	—	2.8	—
Up to 650%	13.8	0.2	4.0	—	17.8	0.2
Over 650%	—	—	—	—	—	—

Deduction from capital	64.6	10.2	1.1	—	65.8	10.2

Total	2,159.4	133.3	25.4	—	2,184.8	133.3

	(Billions of yen)
	As of September 30, 2013

	On-balance sheet	Exposure on resecuritizations	Off-balance sheet	Exposure on resecuritizations	Total	Exposure on resecuritizations
Risk weight
Up to 20%	1,324.3	25.2	29.2	—	1,353.6	25.2
Up to 50%	164.7	84.1	6.5	—	171.3	84.1
Up to 100%	17.3	0.5	—	—	17.3	0.5
Up to 250%	4.1	—	—	—	4.1	—
Up to 650%	12.8	—	3.2	—	16.1	—
Less than 1,250%	—	—	—	—	—	—
1,250%	22.0	—	1.0	—	23.1	—

Total	1,545.5	109.9	40.1	—	1,585.7	109.9

–Amount of required capital by risk weight category–

	(Billions of yen)
	As of September 30, 2012

	On-balance sheet	Exposure on resecuritizations	Off-balance sheet	Exposure on resecuritizations	Total	Exposure on resecuritizations
Risk weight
Up to 20%	12.3	0.8	0.0	—	12.4	0.8
Up to 50%	5.8	1.6	0.2	—	6.0	1.6
Up to 100%	3.2	0.0	—	—	3.2	0.0
Up to 250%	0.6	—	—	—	0.6	—
Up to 650%	5.1	0.1	1.1	—	6.2	0.1
Over 650%	—	—	—	—	—	—

Deduction from capital	55.0	0.8	1.1	—	56.2	0.8

Total	82.3	3.4	2.5	—	84.8	3.4

	(Billions of yen)
	As of September 30, 2013

	On-balance sheet	Exposure on resecuritizations	Off-balance sheet	Exposure on resecuritizations	Total	Exposure on resecuritizations
Risk weight
Up to 20%	9.0	0.4	0.2	—	9.2	0.4
Up to 50%	4.6	2.5	0.1	—	4.8	2.5
Up to 100%	1.2	0.0	—	—	1.2	0.0
Up to 250%	0.8	—	—	—	0.8	—
Up to 650%	4.7	—	0.9	—	5.6	—
Less than 1,250%	—	—	—	—	—	—
1,250%	22.8	—	1.1	—	23.9	—

Total	43.4	3.0	2.3	—	45.8	3.0

–Credit risk mitigation against exposure on resecuritizations–

(Billions of yen)
	As of September 30, 2012	As of September 30, 2013
Risk weight
Up to 20%	—	—
Up to 50%	35.4	17.4
Up to 100%	—	—
Up to 250%	—	—
Up to 650%	—	—
Over 650%	—	—

Total	35.4	17.4

Note:

The above table shows the exposure on resecuritizations based on the risk weight after taking into consideration the effect of method to mitigate credit risk.

–Credit risk-weighted assets calculated pursuant to Article 15 of Supplementary Provisions of the FSA Notice No. 20–

(Billions of yen)
	As of September 30, 2012	As of September 30, 2013
Credit risk-weighted assets calculated pursuant to Article 15 of Supplementary Provisions of the FSA Notice No. 20	—	—

In addition to the above, within the provision of credit in the form of eligible servicer cash advance, set forth in Article 246 of the FSA Notice No. 20, there was an undrawn portion to which no required capital is allocated.

The balances of such portion as of September 30, 2012 and 2013 were ¥87.0 billion and ¥103.6 billion, respectively.

— Securitization exposure as originator (for calculation of market risk equivalent amounts)

(F) Information by type of underlying assets

(Billions of yen)
As of, or for the six months ended, September 30, 2012
	Credit cards	Residential mortgage loans	Auto loans	Lease payment receivables	Corporate	Real estate	Securiti- zation products	Total
Traditional securitizations
Amount of underlying assets (a)	—	—	—	—	—	—	—	—
Amount of exposures securitized during the six-month period	—	—	—	—	—	—	—	—
Gains and losses recognized on sales during the six-month period	—	—	—	—	—	—	—	—
Securitization subject to early amortization treatment	—	—	—	—	—	—	—	—
Synthetic securitizations
Amount of underlying assets (b)	—	—	—	—	1,040.0	—	—	1,040.0
Amount of exposures securitized during the six-month period	—	—	—	—	—	—	—	—
Gains and losses recognized on sales during the six-month period	—	—	—	—	—	—	—	—
Total amount of underlying assets (a)+(b)	—	—	—	—	1,040.0	—	—	1,040.0

(Billions of yen)
As of, or for the six months ended, September 30, 2013
	Credit cards	Residential mortgage loans	Auto loans	Lease payment receivables	Corporate	Real estate	Securiti- zation products	Total
Traditional securitizations
Amount of underlying assets (a)	—	—	—	—	—	—	—	—
Amount of exposures securitized during the six-month period	—	—	—	—	—	—	—	—
Gains and losses recognized on sales during the six-month period	—	—	—	—	—	—	—	—
Securitization subject to early amortization treatment	—	—	—	—	—	—	—	—
Synthetic securitizations
Amount of underlying assets (b)	—	—	—	—	10.0	—	—	10.0
Amount of exposures securitized during the six-month period	—	—	—	—	—	—	—	—
Gains and losses recognized on sales during the six-month period	—	—	—	—	—	—	—	—
Total amount of underlying assets (a)+(b)	—	—	—	—	10.0	—	—	10.0

Note:

Classification based on type of underlying assets is conducted according to the principal underlying asset type for each transaction.

—Exposure intended to be securitized—

(Billions of yen)
As of September 30, 2012
	Credit cards	Residential mortgage loans	Auto loans	Lease payment receivables	Corporate	Real estate	Securiti- zation products	Total
Exposure intended to be securitized	—	—	—	—	—	—	—	—

(Billions of yen)
As of September 30, 2013
	Credit cards	Residential mortgage loans	Auto loans	Lease payment receivables	Corporate	Real estate	Securiti- zation products	Total
Exposure intended to be securitized	—	—	—	—	—	—	—	—

(G) Information of securitization exposure retained or purchased

–Exposure by type of underlying asset–

	(Billions of yen)
	As of September 30, 2012
	Credit cards	Residential mortgage loans	Auto loans	Lease payment receivables	Corporate	Real estate	Securiti- zation products	Total
On-balance sheet	—	—	—	—	5.8	—	—	5.8
Exposure on resecuritizations	—	—	—	—	—	—	—	—
Off-balance sheet	—	—	—	—	17.9	—	—	17.9
Exposure on resecuritizations	—	—	—	—	—	—	—	—
Total	—	—	—	—	23.8	—	—	23.8
Exposure on resecuritizations	—	—	—	—	—	—	—	—
Exposure on securitizations deducted from capital	—	—	—	—	0.0	—	—	0.0
Exposure whose underlying assets are overseas assets	—	—	—	—	0.0	—	—	0.0

	(Billions of yen)
	As of September 30, 2013
	Credit cards	Residential mortgage loans	Auto loans	Lease payment receivables	Corporate	Real estate	Securiti- zation products	Total
On-balance sheet	—	—	—	—	0.0	—	—	0.0
Exposure on resecuritizations	—	—	—	—	—	—	—	—
Off-balance sheet	—	—	—	—	—	—	—	—
Exposure on resecuritizations	—	—	—	—	—	—	—	—
Total	—	—	—	—	0.0	—	—	0.0
Exposure on resecuritizations	—	—	—	—	—	—	—	—
Exposure on securitizations to which a risk weight of 100% is applied	—	—	—	—	0.0	—	—	0.0
Exposure whose underlying assets are overseas assets	—	—	—	—	0.0	—	—	0.0

Notes:

1.	Classification based on type of underlying asset is conducted according to the principal underlying asset type for each transaction.

2.	“Exposure whose underlying assets are overseas assets” is classified based on the principal underlying asset type for each transaction.

–Exposure by risk capital charge category–

	(Billions of yen)
	As of September 30, 2012

	On-balance sheet	Exposure on resecuritizations	Off-balance sheet	Exposure on resecuritizations	Total	Exposure on resecuritizations
Risk capital charge
Up to 1.6%	—	—	—	—	—	—
Up to 4%	3.5	—	4.8	—	8.4	—
Up to 8%	2.3	—	9.7	—	12.0	—
Up to 20%	—	—	3.3	—	3.3	—
Up to 52%	—	—	—	—	—	—
Over 52%	—	—	—	—	—	—

Deduction from capital	0.0	—	—	—	0.0	—

Total	5.8	—	17.9	—	23.8	—

	(Billions of yen)
	As of September 30, 2013

	On-balance sheet	Exposure on resecuritizations	Off-balance sheet	Exposure on resecuritizations	Total	Exposure on resecuritizations
Risk capital charge
Up to 1.6%	—	—	—	—	—	—
Up to 4%	—	—	—	—	—	—
Up to 8%	—	—	—	—	—	—
Up to 20%	—	—	—	—	—	—
Up to 52%	—	—	—	—	—	—
Less than 100%	—	—	—	—	—	—
100%	0.0	—	—	—	0.0	—

Total	0.0	—	—	—	0.0	—

–Amount of required capital by risk capital charge category–

	(Billions of yen)
	As of September 30, 2012

	On-balance sheet	Exposure on resecuritizations	Off-balance sheet	Exposure on resecuritizations	Total	Exposure on resecuritizations
Risk capital charge
Up to 1.6%	—	—	—	—	—	—
Up to 4%	0.1	—	0.1	—	0.3	—
Up to 8%	0.1	—	0.5	—	0.7	—
Up to 20%	—	—	0.3	—	0.3	—
Up to 52%	—	—	—	—	—	—
Over 52%	—	—	—	—	—	—

Deduction from capital	0.0	—	—	—	0.0	—

Total	0.3	—	1.1	—	1.4	—

	(Billions of yen)
	As of September 30, 2013

	On-balance sheet	Exposure on resecuritizations	Off-balance sheet	Exposure on resecuritizations	Total	Exposure on resecuritizations
Risk capital charge
Up to 1.6%	—	—	—	—	—	—
Up to 4%	—	—	—	—	—	—
Up to 8%	—	—	—	—	—	—
Up to 20%	—	—	—	—	—	—
Up to 52%	—	—	—	—	—	—
Less than 100%	—	—	—	—	—	—
100%	0.0	—	—	—	0.0	—

Total	0.0	—	—	—	0.0	—

–Subject to Comprehensive Risk Measure–

(Billions of yen)
As of September 30, 2012
	Securitizations	Resecuritizations
Total amount of securitization exposure	—	—
Total amount of required capital	—	—

–Subject to Comprehensive Risk Measure–

(Billions of yen)
As of September 30, 2013
	Securitizations	Resecuritizations
Total amount of securitization exposure	—	—
Total amount of required capital	—	—

–Capital increase due to securitization transactions–

(Billions of yen)
As of September 30, 2012
	Credit cards	Residential mortgage loans	Auto loans	Lease payment receivables	Corporate	Real estate	Securitization products	Total
Capital increase due to securitization transactions	—	—	—	—	—	—	—	—

(Billions of yen)
As of September 30, 2013
	Credit cards	Residential mortgage loans	Auto loans	Lease payment receivables	Corporate	Real estate	Securitization products	Total
Capital increase due to securitization transactions	—	—	—	—	—	—	—	—

— Securitization exposure as sponsor of securitization programs (ABCP/ABL) (for calculation of market risk equivalent amounts)

(H) Information by type of underlying assets

None as of September 30, 2012 and 2013

(I) Information of securitization exposure retained or purchased

None as of September 30, 2012 and 2013

— Securitization exposure as investor (for calculation of market risk equivalent amounts)

(J) Information of securitization exposure retained or purchased

–Exposure by type of underlying asset–

	(Billions of yen)
	As of September 30, 2012
	Credit cards	Residential mortgage loans	Auto loans	Lease payment receivables	Corporate	Real estate	Others	Total
On-balance sheet	0.1	2.8	8.1	0.0	16.0	6.2	2.8	36.4
Exposure on resecuritizations	—	—	—	—	—	—	0.2	0.2
Off-balance sheet	—	—	—	—	—	—	—	—
Exposure on resecuritizations	—	—	—	—	—	—	—	—
Total	0.1	2.8	8.1	0.0	16.0	6.2	2.8	36.4
Exposure on resecuritizations	—	—	—	—	—	—	0.2	0.2
Exposure on securitizations deducted from capital	0.0	1.3	—	0.0	8.2	1.1	0.2	11.1
Exposure whose underlying assets are overseas assets	0.1	2.5	8.1	—	0.0	0.0	0.6	11.5

	(Billions of yen)
	As of September 30, 2013
	Credit Cards	Residential mortgage loans	Auto loans	Lease payment receivables	Corporate	Real estate	Others	Total
On-balance sheet	5.1	2.5	18.2	—	0.3	4.5	3.4	34.2
Exposure on resecuritizations	—	—	—	—	—	—	2.4	2.4
Off-balance sheet	—	—	—	—	—	—	—	—
Exposure on resecuritizations	—	—	—	—	—	—	—	—
Total	5.1	2.5	18.2	—	0.3	4.5	3.4	34.2
Exposure on resecuritizations	—	—	—	—	—	—	2.4	2.4
Exposure on securitizations to which a risk weight of 100% is applied	—	2.4	—	—	0.2	1.3	0.2	4.2
Exposure whose underlying assets are overseas assets	5.1	2.2	18.2	—	0.0	2.3	2.4	30.3

Notes:

1.	Classification based on type of underlying assets is conducted according to the principal underlying asset type for each transaction. Transactions that are difficult to classify are included under “Others.”

2.	“Credit cards” include shopping credit receivables, card loans, etc.

3.	The classification of transactions of which the underlying assets are overseas assets is conducted according to the principal underlying assets of each transaction.

4.	“Exposure on resecuritizations” are classified following Article 1, Paragraph 2-2 of the FSA Notice No. 20 (hereinafter the same).

–Exposure by risk capital charge category–

	(Billions of yen)
	As of September 30, 2012

	On-balance sheet	Exposure on resecuritizations	Off-balance sheet	Exposure on resecuritizations	Total	Exposure on resecuritizations
Risk capital charge
Up to 1.6%	12.0	—	—	—	12.0	—
Up to 4%	2.1	—	—	—	2.1	—
Up to 8%	5.5	—	—	—	5.5	—
Up to 20%	—	—	—	—	—	—
Up to 52%	5.5	—	—	—	5.5	—
Over 52%	—	—	—	—	—	—

Deduction from capital	11.1	0.2	—	—	11.1	0.2

Total	36.4	0.2	—	—	36.4	0.2

	(Billions of yen)
	As of September 30, 2013

	On-balance sheet	Exposure on resecuritizations	Off-balance sheet	Exposure on resecuritizations	Total	Exposure on resecuritizations
Risk capital charge
Up to 1.6%	22.5	—	—	—	22.5	—
Up to 4%	2.7	—	—	—	2.7	—
Up to 8%	4.7	2.2	—	—	4.7	2.2
Up to 20%	—	—	—	—	—	—
Up to 52%	—	—	—	—	—	—
Less than 100%	—	—	—	—	—	—
100%	4.2	0.2	—	—	4.2	0.2

Total	34.2	2.4	—	—	34.2	2.4

–Amount of required capital by risk capital charge category–

	(Billions of yen)
	As of September 30, 2012

	On-balance sheet	Exposure on resecuritizations	Off-balance sheet	Exposure on resecuritizations	Total	Exposure on resecuritizations
Risk capital charge
Up to 1.6%	0.1	—	—	—	0.1	—
Up to 4%	0.0	—	—	—	0.0	—
Up to 8%	0.4	—	—	—	0.4	—
Up to 20%	—	—	—	—	—	—
Up to 52%	1.5	—	—	—	1.5	—
Over 52%	—	—	—	—	—	—

Deduction from capital	11.1	0.2	—	—	11.1	0.2

Total	13.4	0.2	—	—	13.4	0.2

	(Billions of yen)
	As of September 30, 2013

	On-balance sheet	Exposure on resecuritizations	Off-balance sheet	Exposure on resecuritizations	Total	Exposure on resecuritizations
Risk capital charge
Up to 1.6%	0.3	—	—	—	0.3	—
Up to 4%	0.1	—	—	—	0.1	—
Up to 8%	0.3	0.1	—	—	0.3	0.1
Up to 20%	—	—	—	—	—	—
Up to 52%	—	—	—	—	—	—
Less than 100%	—	—	—	—	—	—
100%	4.2	0.2	—	—	4.2	0.2

Total	5.0	0.3	—	—	5.0	0.3

–Subject to Comprehensive Risk Measure–

(Billions of yen)
As of September 30, 2012
	Securitization	Resecuritiation
Total amount of securitization exposure	—	—
Total amount of required capital	—	—

(Billions of yen)
As of September 30, 2013
	Securitization	Resecuritiation
Total amount of securitization exposure	—	—
Total amount of required capital	—	—

■ Market risk

— Trading activities

The following table shows VaR (Value at Risk) figures of our trading activities:

	(Billions of yen)
	For the six months ended September 30, 2012	For the fiscal year ended March 31, 2013	For the six months ended September 30, 2013
End of period	3.3	3.5	5.8
Maximum	4.3	4.6	7.0
Minimum	2.6	2.6	3.3
Average	2.8	3.4	5.4
The number of cases where assumptive losses exceeded VaR during the period	1	1	1

Notes:

1.	Amount of market risk (VaR) is calculated based on the internal model.

2.	The multiplication factor for the calculation of market risk equivalent is determined by the number of cases where assumptive losses exceeded VaR before 250 business days prior to the end of period.

3.	Our group companies which conduct trading activities are Mizuho Bank, Mizuho Trust & Banking and Mizuho Securities, etc.

VaR method:
Linear risk:	variance co-variance model
Non-linear risk:	Monte-Carlo simulation
VaR	Simple aggregation of linear risk and non-linear risk
Quantitative standard:	1. confidence interval: one-tailed 99.0%;
2. holding period: 1 day; and
3. historical observation period of one year (265 business days)

VaR (Value at Risk)

The VaR method measures the maximum possible loss that could be incurred due to market movements within a certain time period (or holding period) and degree of probability (or confidence interval).

Back testing

The Back testing is one of the methods to evaluate the effectiveness of market risk measurements calculated using the VaR method that compares VaR and amount of losses (we compare VaR with assumptive profits and losses). The number of cases where assumptive losses exceeded VaR is the number of times in which losses exceeded VaR during the corresponding period.

The following table shows stressed VaR figures of our trading activities:

	(Billions of yen)
	For the six months ended September 30, 2012	For the fiscal year ended March 31, 2013	For the six months ended September 30, 2013
End of period	6.2	9.2	9.9
Maximum	8.2	12.0	15.0
Minimum	4.0	5.0	8.4
Average	5.2	8.0	11.4

Stressed VaR method:
Linear risk:	variance co-variance model
Non-linear risk:	Monte-Carlo simulation
Stressed VaR	Simple aggregation of linear risk and non-linear risk
Quantitative standard:	1. confidence interval: one-tailed 99.0%;
2. holding period: 1 day; and
3. historical observation period of one year of significant financial stress (265 business days)

Stressed VaR

The stressed VaR measurement is based on a continuous 12-month period of significant financial stress.

— Outlier criteria

The following table shows results of calculations under the outlier framework:

	(Billions of yen)
	Amount of loss	Broadly-defined capital	Loss ratio to capital
As of September 30, 2012	427.4	7,665.1	5.5%
As of March 31, 2013	499.1	8,344.5	5.9%
As of September 30, 2013	340.8	8,806.6	3.8%
Effect of yen interest rate	88.2	n.a.	n.a.
Effect of dollar interest rate	186.8	n.a.	n.a.
Effect of euro interest rate	43.7	n.a.	n.a.

Outlier criteria

As part of the capital adequacy requirements under Basel III, the losses arising from a banking book in hypothetical interest rate shock scenarios under certain stress conditions are calculated and compared with the sum of Tier 1 and Tier 2 capital. If the interest rate risk of the banking book leads to an economic value decline of more than 20% of the sum of Tier 1 and Tier 2 capital, we will be deemed an “outlier” and may be required to reduce the banking book risk or adopt other responses.

Interest rate shock scenario under stress conditions in outlier criteria

For the interest rate shock scenario used in connection with the calculations under the outlier framework, we generate annual rate fluctuation data for five years derived from daily raw historical interest rate data of the past six years and then apply the actual fluctuation data at a 99.0% confidence level to the shock scenario.

■ Equity exposure in banking book

(8) Status of equity exposure in banking book

(A) Amounts stated in consolidated balance sheet

	(Billions of yen)
	As of September 30, 2012		As of September 30, 2013
	Consolidated balance sheet amount	Fair value	Consolidated balance sheet amount	Fair value
Exposure of listed stock, etc.	2,227.0	2,229.9	3,447.6	3,654.9
Other equity exposure	459.4	/	378,9	/

Total	2,686.4	/	3,826.6	/

Notes:

1.	The above figures include only Japanese and foreign stocks.
2.	With the introduction of Basel III from the fiscal year ended March 31, 2013, we partially revised the method of counting equity exposure, and we applied the same method in counting the exposure as of September 30, 2012.

(B) Gains and losses on sales related to equity exposure

(Billions of yen)
	For the six months ended September 30, 2012			For the six months ended September 30, 2013
	Gains and losses on sales			Gains and losses on sales
		Gains on sales	Losses on sales		Gains on sales	Losses on sales
Sale of equity exposure	20.5	26.3	5.8	42.1	45.2	3.1

Note: The above figures represent gains and losses on sales of stocks in our consolidated statement of income.

(C) Gains and losses from write-offs related to equity exposure

	(Billions of yen)
	For the six months ended September 30, 2012	For the six months ended September 30, 2013
	Gains and losses from write-offs	Gains and losses from write-offs
Write-offs of equity exposure	(247.2)	(4.4)

Note: The above figures represent gains and losses on devaluation of stocks in our consolidated statement of income.

(D) Unrealized gains and losses recognized in the consolidated balance sheet and not recognized in the consolidated statement of income

(Billions of yen)
	As of September 30, 2012			As of September 30, 2013
	Net unrealized gains			Net unrealized gains
		Unrealized gains	Unrealized losses		Unrealized gains	Unrealized losses
Equity exposure	17.7	332.6	314.9	1,194.6	1,290.9	96.2

Notes:

1.	The above figures include only Japanese and foreign stocks.
2.	With the introduction of Basel III from the fiscal year ended March 31, 2013, we partially revised the method of counting equity exposure, and we applied the same method in counting the exposure as of September 30, 2012.

(E) Unrealized gains and losses not recognized in the consolidated balance sheet or in the consolidated statement of income

(Billions of yen)
	As of September 30, 2012			As of September 30, 2013
	Net			Net
		Unrealized gains	Unrealized losses		Unrealized gains	Unrealized losses
Equity exposure	2.9	20.7	17.7	207.2	220.5	13.3

Notes:

1.	The above figures include only Japanese and foreign stocks.
2.	With the introduction of Basel III from the fiscal year ended March 31, 2013, we partially revised the method of counting equity exposure, and we applied the same method in counting the exposure as of September 30, 2012.

(F) Equities exposure by portfolio classification

	(Billions of yen)
	As of September 30, 2012	As of September 30, 2013
PD/LGD approach	856.6	1,212.5
Market-based approach (simple risk weight method)	244.2	413.3
Market-based approach (internal models approach)	—	—
Transitional measure applied	1,786.7	2,666.4

Total	2,887.5	4,292.3